SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant's name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street, Vancouver, BC, V6E 3C9

Tel: (604) 689-9663    Fax: (604) 434-1487

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be Held on

Friday, June 4, 2004

Suite 250, 1075 West Georgia Street, Vancouver, BC, V6E 3C9

Tel: (604) 689-9663    Fax: (604) 434-1487

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the shareholders of Northern Orion Resources Inc. (the "Company") will be held in the Regency “B” Room, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on Friday, June 4, 2004, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2003.

2.

To determine the number of directors at five.

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To consider and, if thought fit, approve an increase in the maximum aggregate number of common shares of the Company subject to option under the stock option plan as more fully set forth in the Information Circular accompanying this notice.

7.

To consider and, if thought fit, approve the adoption of a rolling 10% stock option plan, subject to approval of The Toronto Stock Exchange.

8.

To consider and, if thought fit, approve the issuance in one or more private placements during the 12 month period commencing June 4, 2004, of such number of securities as would result in the Company issuing or making issuable up to 107,712,048 common shares, as more fully set forth in the Information Circular accompanying this notice.

9.

To consider and, if thought fit, to approve by special resolution:

(a)

the alteration of the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions; and

(b)

the alteration of the Notice of Articles of the Company to alter the authorized capital of the Company to an unlimited number of shares, consisting of an unlimited number of common shares without par value, 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value, as more fully set forth in the Information Circular accompanying this notice.

10.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 7th day of May, 2004.

BY ORDER OF THE BOARD

"David Cohen"

David Cohen, President and Chief Executive Officer

Suite 250, 1075 West Georgia Street, Vancouver, BC, V6E 3C9

Tel: (604) 689-9663    Fax: (604) 434-1487

INFORMATION CIRCULAR
(As at April 22, 2004 except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Orion Resources Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held on June 4, 2004 and at any adjournments thereof.  Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

Appointment of Proxyholder

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder of the shareholder (the "shareholder").  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting by Proxy

Common shares of the Company represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares.  More particularly, a person is not a registered shareholder in respect of common shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of the Meeting, this Information Circular and the proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to either the Company or the transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

Voting Shares and Principal Holders Thereof

The Company is authorized to issue 900,000,000 shares divided into 700,000,000 without par value (the "shares") and 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value, of which as at April 22, 2004, 107,712,048 shares are issued and outstanding.  Persons who are registered shareholders at the close of business on April 22, 2004 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the directors and senior officers of the Company, as at the record date, April 22, 2004, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting of the Company and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to determine the number of directors of the Company at five (5).

The Company has an Audit Committee, an Executive Compensation and Corporate Governance Committee and an Environmental Committee.  The members of these committees during the year ended December 31, 2003 were John K. Burns, Stephen J. Wilkinson and P. Terrance O'Kane.

Management of the Company proposes to nominate each of the following persons for election as a director of the Company.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or directed (1)
David Cohen West Vancouver, B.C., Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of Northern Orion Resources Inc. since August 2002.	2002	Nil
Robert Cross West Vancouver, B.C., Canada Chairman of the Board and Director	Private Investor; Chairman of Northern Orion Resources Inc. since June 2002.	2001	1,100,000 shares
John K. Burns Philadelphia, PA, USA Director	Managing Director of Frontier Risk Management Inc.	1995	2,000 shares
Robert Gayton Vancouver, B.C. Canada Director

Chartered Accountant; Chief Financial Officer and/or Director of a number of public mining companies including Western Silver Corporation, Bema Gold Corporation, Nevsun Resources Ltd. and Newcoast Silver Mines Ltd.

		Nominee	Nil
Michael Beckett London, U.K. Director

Chairman of Endeavour Mining Capital Corp.; Chairman and/or director of a number of other public resource companies, including Northam Platinum Limited, Siblelco Minerals & Chemicals Limited, and Orica Ltd; former Managing Director of Consolidated Goldfields plc

		Nominee	Nil

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 22, 2004, based upon information furnished to the Company by individual directors.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Information Circular intend to vote for the election of the foregoing individuals as directors of the Company until the close of the next following annual general meeting of the shareholders of the Company or until their successors are elected.

STATEMENT OF EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2003 and the other most highly compensated executive officer of the Company as at

December 31, 2003 whose individual total compensation for the most recently completed financial year exceeded Cdn.$100,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

(All amounts stated in Canadian dollars)

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compen-sation ($)
David Cohen President and Chief Executive Officer(1)	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$222,750(2) $144,000(2) $120,000(2)	2,800,000 Nil 120,000	Nil Nil Nil	Nil Nil Nil	$200,000(3) Nil Nil
Robert Cross Chairman of the Board(4)	2003 2002	Nil Nil	Nil Nil	$222,750(5) $104,326(5)	2,800,000 Nil	Nil Nil	Nil Nil	$200,000(3) Nil
Pablo Marcet General Manager and President, Minera Agua Rica LLC(6)	2003	Nil	Nil	$91,709 (7)	400,000(7)	Nil	Nil	Nil

(1)

Mr. Cohen was appointed President and Chief Executive Officer in August 2002.  Prior to August 2002, Mr. Cohen served as Vice-President and Chief Operating Officer of the Company.

(2)

Paid to Maluti Services Ltd. of which Mr. Cohen is the principal.  A further $265,416 in 2003, $101,182 in 2002 and $97,024 in 2001 were paid to Maluti Services Ltd. on account of expenses.

(3)

Bonus of $200,000, $100,000 of which was satisfied by the issuance of 74,074 common shares at a price of $1.35 per share.

(4)

Mr. Cross was appointed Chairman of the Board in June 2002.

(5)

Paid to 1341180 Ontario Ltd. of which Mr. Cross is the principal.  A further $270,511 in 2003 and $44,326 in 2002 was paid to 1341180 Ontario Ltd. and other private companies of which Mr. Cross is the principal, on account of expenses.

(6)

Mr. Marcet was appointed General Manager and President of Minera Agua Rica LLC, a wholly-owned subsidiary of Northern Orion Resources Inc. in April 2003.

(7)

Paid to Sallent SA, a private company of which Mr. Marcet is the principal.  A further $975 was paid to Sallent SA on account of expenses in 2003.

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Options and SARs

Stock Options

Under the stock option plan of the Company (the "Stock Option Plan"), options to purchase common shares of the Company may be granted to full or part-time employees and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company.  In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company.  The exercise price per common share may not be less than the closing price of the common shares of the Company on the Toronto Stock Exchange (the "TSX") on the trading day immediately preceding the day on which the option is granted.  Each option is for a term specified by the directors, to a maximum of ten years, and is not exercisable unless the optionee has been employed by, a director or an officer of, or engaged in providing ongoing management or consulting services for, the Company or a subsidiary of the Company continuously since the date of grant of the option, except in the case of the death of an optionee, in which case the option is exercisable for a maximum of twelve months thereafter, or in the case of an optionee ceasing to be an eligible participant under the Stock Option Plan for any reason other than cause or death, in which case the option is exercisable for a maximum of 30 days thereafter, unless otherwise approved by the directors.  The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Company in connection with any purchase of common shares from the Company.

The directors of the Company have approved a reconstitution of the Stock Option Plan which, among other things, increases the number of common shares reserved for grant under the Plan.  The amended stock option plan is subject to shareholder and regulatory approval pursuant to the requirements of the TSX.  See "Particulars of Other Matters to be Acted Upon".

Stock Appreciation Rights

The Stock Option Plan also provides for share appreciation rights in favour of holders of options granted under the Stock Option Plan.  A holder of an option under the Stock Option Plan is entitled to elect to terminate such option, in whole or in part, and, in lieu of receiving the common shares of the Company to which the terminated option relates, to receive that number of common shares of the Company, disregarding fractions, which, when multiplied by the fair value of the common shares to which the terminated option relates (which is the average of the high and low board lot prices for the common shares of the Company on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such common shares multiplied by the difference between the fair value and the exercise price per share of such common shares, less any amount required to be withheld on account of income taxes.

The directors of the Company have approved a reconstitution of Stock Option Plan.  The amended stock option plan is subject to shareholder and regulatory approval pursuant to the requirements of the TSX.  See "Particulars of Other Matters to be Acted Upon".

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

(All amounts stated in Canadian dollars)

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
David Cohen	2,800,000	33.6%	$1.30 (300,000 options) $1.35 (2,500,000 options)	$1.30 $1.35	February 6, 2008 (300,000 options) June 16, 2010 (2,500,000 options)
Robert Cross	2,800,000	33.6%	$1.30 (300,000 options) $1.35 (2,500,000 options)	$1.30 $1.35	February 6, 2008 (300,000 options) June 16, 2010 (2,500,000 options)
Pablo Marcet	400,000	4.8%	$1.70 (150,000 options) $1.35 (250,000 options)	$1.70 $1.35	April 26, 2010 (150,000 options) June 16, 2010 (250,000 options)

(1)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the closing price of the common shares of the Company on The Toronto Stock Exchange on the last trading day immediately preceding the date of grant or such other price as may be agreed to by the Company and approved by such stock exchange(s).

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.  The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

(All amounts are stated in Canadian dollars)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
David Cohen	N/A	N/A	2,920,000/Nil	$4,928,600 / $0
Robert Cross	N/A	N/A	2,850,000/Nil	$4,888,000 / $0
Pablo Marcet	N/A	N/A	400,000/Nil	$639,500 / $0

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The services of David Cohen and Robert Cross are provided pursuant to management contracts with private corporations controlled by them.  Under the terms of the respective management contracts, private companies controlled by Mr. Cohen and Mr. Cross, respectively, are each paid Cdn.$22,500 per month and are entitled to reimbursement for expenses.  In the event of a change of control of the Company or a change in the majority of the members of the Board of Directors of the Company, the agreements require 24 months notice of termination.  The current management contracts were reviewed and approved by a committee of independent directors of the Company in June 2003.

The services of Pablo Marcet are provided pursuant to a management services contract with a private company controlled by him.  Under the terms of the contract, Sallent S.A. is paid US$8,000 per month and reimbursed for approved out-of-pocket expenses incurred in the management of the Company's subsidiaries in Argentina.  The agreement may be terminated with six months' notice in the event of a change in control of the Company or a change in a majority of the members of the Board of Directors of the Company.

In March 2004, the Company entered into an employment agreement with Mr. Horng Dih Lee pursuant to which Mr. Lee was appointed Vice-President Finance and Chief Financial Officer of the Company at an annual salary of Cdn.$135,000.  The agreement may be terminated without cause by payment of 12 months' salary in lieu of notice.

Except as otherwise disclosed herein, the Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds Cdn.$100,000.

Management Contracts

Management contracts with respect to the services of Mr. Cohen, Mr. Cross and Mr. Marcet are described under "Termination of Employment, Change in Responsibilities and Employment Contracts".  Certain administrative and accounting services are provided to the Company by LMC Management Services Ltd., a company owned by a number of other public corporations.  Services are supplied by LMC Management Services Ltd. on a cost recovery basis.  The Company paid an aggregate of approximately Cdn.$191,958 to LMC Management Services Ltd. in respect of its services in the financial year ended December 31, 2003.

Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

Compensation Committee

In April 2003, an Executive Compensation and Corporate Governance Committee was formed, comprising of John K. Burns, P. Terrance O'Kane and Stephen Wilkinson.  Responsibility for the determination of compensation of executive officers of the Company has been delegated to this committee.  See "Corporate Governance".

No member of the Compensation Committee served as an officer or employee of the Company during the most recently completed financial year.

Stephen Wilkinson was formerly the President and Chief Executive Officer and John K. Burns was formerly Chairman of the Company and Mr. Wilkinson and Mr. Burns both continue to serve as an officer of certain subsidiaries of the Company.

Report on Executive Compensation

The compensation of the Company's senior executive is determined by the Executive Compensation and Corporate Governance Committee (the "ECCGC").  The ECCGC also evaluates the performance of the Company's senior executives and reviews the design and competitiveness of the Company's compensation plans.  The Company's executive compensation program consists of an annual base salary,  and a longer term component consisting of stock options.

i)

Executive Compensation Program

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options.  In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.  Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding this remuneration.

The general compensation philosophy of the Company for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provides long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for long-range strategy development and implementation.  The current contracts for the Chief Executive Officer and Chairman of the Board were reviewed and approved by the Compensation Committee in June 2003, on the basis of the same general guidelines.

Compensation for the Named Executive Officers, as well as for other senior managers as a whole, consists of a base salary and a longer term incentive in the form of stock options granted.  As a senior manager's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between senior managers and shareholders.

ii)

Base Salary

The ECCGC approves base salaries for the Named Executive Officers based on reviews of market data from peer group, industry and national surveys provided by independent consultants.  The level of base salary for each employee within a specified range is determined in part based on the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

iii)

Performance Bonus

The Company does not have a pre-determined performance bonus scheme, but paid a bonus of Cdn.$200,000 to each of the CEO and the Chairman in 2003, such bonus consisting of Cdn.$100,000 in cash and Cdn.$100,000 in common shares (74,074 shares at a deemed value of Cdn.$1.35 per share) of the Company.  The decision to award the bonus was based on the achievement of certain pre-determined benchmarks, including the completion of the acquisitions of a 72% interest in the Agua Rica project in May 2003 and a 12.5% interest in the Alumbrera Mine in June 2003.  The ECCGC does not set benchmarks based on share price performance.  The determination of the amount of bonus awarded was based on comparisons with bonuses awarded by other natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.  The performance bonuses were established taking into account the range of bonuses for CEO's and Chairmen of comparable companies for similar achievements.

iv)

Stock Options

The Company's Stock Option Plan is administered by the Board of Directors.  The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  The ECCGC considers stock option grants when reviewing senior officer compensation packages as a whole.

The Board of Directors determines, upon the recommendations of the Chief Executive Officer and the ECCGC, the key employees to whom grants are to be made and determines the terms and conditions of the options forming part of such grants.  Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.  Stock options have up to a ten year term, are exercisable at the market price (as defined in the Stock Option Plan) of the Company's Common Shares on the date of grant, and generally vest on the date of grant.  Generally, a holder of stock options must be a director, an officer, employee or consultant of the Company, a subsidiary or an affiliate in order to exercise stock options.

v)

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer consists of an annual base salary and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers.

The base salary of the Chief Executive Officer is established with reference to the upper end of the range of compensation for CEO's of comparable companies.  The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.

vi)

Executive Chairman Compensation

The compensation of the Chairman consists of an annual base salary and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers.

The base salary of the Chairman is established with reference to the upper end of the range of compensation for Chairmen of comparable companies.  The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.

vii)

Other Compensation

Certain officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment.  (See "Termination of Employment, Changes in Responsibility and Employment Contracts" below for further information.)

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.

The Stock Option Plan is administered by the Board of Directors of the Company in consultation with the Compensation Committee.  The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Stock option grants are considered when reviewing executive officer compensation packages as a whole.

This report on executive compensation was submitted by the Executive Compensation and Corporate Governance Committee comprising of John K. Burns, P. Terrance O'Kane and Stephen Wilkinson.

Compensation of Directors

As of June, 2003, independent directors are entitled to a per diem rate of Cdn.$1,200 for board meetings and Cdn.$800 for committee meetings attended.  During the year ended December 31, 2003, Cdn.$4,800 was paid to Mr. O'Kane, Cdn.$3,600 was paid to Mr. Wilkinson, and Cdn.$4,800 was owing to Mr. Burns for director's fees incurred in 2003.

Except as otherwise disclosed herein, the Company has no plans other than the Stock Option Plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  The Company granted 1,000,000 options to purchase securities of the Company during the most recently completed financial year to the directors of the Company other than the Named Executive Officers.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the common shares of the Company, assuming a $100 investment in the common shares of the Company on December 31, 1998, with the TSE 300 Index during such period, assuming dividend reinvestment.  The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002.  The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (December 31, 1998 to December 31, 2003).

Indexed Cumulative Return

	1998	1999	2000	2001	2002	2003

Northern Orion Resources Inc.	100.00	51.85	59.26	14.81	27.78	114.07
S&P/TSX Composite Index	100.00	129.72	137.74	118.54	101.98	126.75

Five-Year Cumulative Return on $100 Investment

Assuming Dividend Reinvestment

December 31, 1998 - December 31, 2003

Corporate Governance

In December 1994, the TSX Committee on Corporate Governance in Canada (the "TSX Committee") issued its report on proposed guidelines for corporate governance in Canada.  In May 1995, the TSX adopted the TSX Committee's report and announced that all companies with a year-end on or after June 30, 1995 would be required to describe their practices and policies with regards to corporate governance with reference to the TSX Committee's report guidelines, on an annual basis, by way of a corporate governance statement contained in the company's annual report or circular.  The disclosure is required to be made with reference to each of the guidelines (the "TSX Guidelines") set out in the TSX Company Manual, and where the Company's system is different from any of the TSX Guidelines, each difference and the reason for the difference is to be clearly disclosed.

The Statement of Corporate Governance Practices attached hereto as Schedule "A" relates the corporate governance practices of the Company to the TSX Guidelines.  The Statement of Corporate Governance Practices has been approved by the Board of Directors of the Company.

In 2003, a standing Executive Compensation and Corporate Governance Committee was formed with the mandate of reviewing all corporate governance matters.  The Committee made a number of recommendations which were adopted by the Board of Directors.  Specifically, the Board of Directors

adopted a Board of Directors' Mandate, an Audit Committee Charter, a Code of Ethics for Financial Reporting Officers and an Executive Compensation and Corporate Governance Committee Charter, and appointed a non-related director, John K. Burns, to serve as "Lead Director" with the responsibility to ensure that the Board of Directors of the Company executes its mandate independently of management.

Indebtedness to Company of Directors,
Executive Officers and Senior Officers

There is not currently, nor was there during the most recently completed financial year, any indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of any of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise.

Interest of Insiders In Material Transactions

Except as otherwise disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In March 2003, an insider of the Company and two associates of insiders of the Company purchased in aggregate 505,000 of 4,000,000 units issued by the Company on a private placement basis.

During fiscal 2003, the Company paid administrative expenses of Cdn.$191,958 to LMC Management Services Ltd., a private company which has a director and an officer in common with the Company and provides services to the Company on a cost recovery basis.

During fiscal 2003, the Company paid legal fees of Cdn.$296,912 to a law firm of which two officers of the Company are partners.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, to the knowledge of the Company, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the proposed amended stock option plan.

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the form of proxy accompanying this Information Circular intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company until the close of the next following annual general meeting of the shareholders of the Company or until their successor is appointed, at a remuneration to be fixed by the directors.  Deloitte & Touche LLP was first appointed as the Company's auditors effective May 16, 2003.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval Of Increase in Maximum Number of Shares Issuable
Pursuant to The Company's Stock Option Plan

Shareholder approval for the Company's Stock Option Plan (the “2003 Plan”) was obtained at the Company's 2003 Annual and Extraordinary Meeting.  The Toronto Stock Exchange requirements relating to stock option plans include the requirement that every plan must have a specified maximum number of shares, authorized by shareholders, issuable pursuant to the Plan.  The specified maximum number of shares available for issue under the 2003 Plan is 10,390,040 shares.

Shareholder approval will be sought at the Meeting to reconstitute the 2003 Plan such that the specified maximum number of shares issuable is increased to 10,679,000 shares consisting of an increase of 288,960 and a reconstitution of 913,148 shares previously issued under the Plan.  The total number of shares reserved for issuance pursuant to options granted and unexercised under the 2003 Plan is 8,535,000 as at the date of this Information Circular.  If shareholder approval is given to the proposed increase in the maximum number of shares issuable pursuant to the Plan, a further 2,144,000 shares will be available for issue under the Plan.  The number of shares reserved for issuance (i.e.) pursuant to options granted and unexercised under the 2003 Plan together with the number of additional shares available for reservation under the reconstituted will total 10,679,000, which is less than 10% of the 'outstanding issue' as defined by TSX policy.  No financial assistance will be provided by the Company to facilitate the purchase of shares under the Plan.  The 2003 Plan, as reconstituted, will otherwise have the same terms and conditions including stock appreciation rights as described under “Executive Compensation - Options and SARs”, and will be designated the 2004 Plan.

Shareholders will be asked at the Meeting of the Company to consider, and if deemed advisable, approve with or without variation the following resolution:

“RESOLVED THAT the Company's current stock option plan be reconstituted as described in the Company's Information Circular dated May 7, 2003, and that the maximum number of shares issuable pursuant to the plan be increased to 10,679,000 shares.”

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

Approval of Rolling 10% Stock Option Plan

Current policies of the TSX require that every stock option plan must have a specified maximum number of shares, authorized by shareholders, issuable pursuant to the plan.  The TSX is currently reviewing its policies in respect of stock option plans and may in future permit the adoption of stock option plans providing that number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant (a "10% Rolling Plan").  The board of directors of the Company approved the adoption of an amended stock option plan (the "Amended Stock Option Plan") to replace the Company's 2003 Plan, as amended, if and when there is a change in TSX policies that permit the adoption of such stock option plans.  There is no assurance that the TSX policies in respect of stock option plans will change in the near term or at all.  It is anticipated that, if permitted, such plans will require that the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis and that a rolling stock option plan which sets the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.  The Amended Stock Option Plan will in all other respects have the same terms and conditions as the Company's 2003 Plan, including stock appreciation rights as described under "Options and SARs" above.  In accordance with the requirements of the TSX, should TSX policies be amended to permit 10% rolling stock option plans and the requisite shareholder approval be obtained, the Company will issue a news release prior to implementation of such a plan.

Therefore, at the Meeting, shareholders, other than eligible insiders and their associates, will be asked to pass a resolution in the following form:

“UPON MOTION IT WAS RESOLVED that the adoption, subject to regulatory approval, of an Amended Stock Option Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant and otherwise having the same terms and conditions as the Company's 2003 Stock Option Plan, be and is hereby approved.”

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

Approval of Additional Financing by Private Placement that Exceeds 25% of the Issued and Outstanding Share Capital of the Company

The Company from time to time investigates opportunities to acquire additional base metal and other properties.  To permit the Company to pursue opportunities that will advance the Company's business plan on advantageous terms the Company may undertake additional financings over the next year and expects that one or more of such financings would be structured as private placements.  Under the rules of the TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period may not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the ability of the Company to raise funds by private placement of its securities.

Management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations.  The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such transactions are completed within 12 months of the date such advance approval is given.

The Company's issued and outstanding share capital on the record date for the Meeting is 107,712,048 common shares.  The Company proposes that the maximum number of common shares which either would be issued or made subject to issuance under one or more private placements in the 12 month period commencing June 4, 2004 would not exceed 107,712,048 common shares in the aggregate, being 100% of the Company's issued and outstanding share capital as at the record date for the Meeting.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to approval by the directors of the Company and to the following additional restrictions:

(i)

it must be substantially with parties at arms-length to the Company;

(ii)

it cannot materially affect control of the Company;

(iii)

it must be completed within a 12 month period following the date the advance shareholder approval is given; and

(iv)

it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

  Market Price                                Maximum Discount

                                                                                $0.50 or less                                           25%

                                                                                $0.51 to $2.00                                         20%

                                                                                Above $2.00                                           15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In all cases, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arms-length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests its shareholders to pass ordinary resolutions in the following terms to approve such private placements on the basis of the Company's current issued and outstanding share capital and on the basis of the issued and outstanding share capital assuming completion of the Proposed Financing.

The ordinary resolution that will be proposed at the Meeting is as follows:

"RESOLVED as an ordinary resolution that the issuance by the Company in one or more private placements during the 12 month period commencing June 4, 2004, of such number of securities as would result in the Company issuing or making issuable 107,712,048 common shares, as more particularly described in and subject to the restrictions described in the Company's Information Circular dated May 7, 2004, be and is hereby, approved."

In order to be effective, the proposed ordinary resolution must be approved by a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution.

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

In the event the resolution is not passed, the TSX may not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSE 25% Rule, without specific shareholder approval.  Such restriction could impede an acquisition or financing and the Company's timely access to required funds on favourable terms.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

Approval of Alteration of Notice of Articles

Effective March 29, 2004, the Company Act (British Columbia) (the "Former BC Act") was replaced by a new Business Corporations Act (British Columbia) (the "New BC Act").  The New BC Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.  Under the provisions of the New BC Act, a company's charter documents, formerly referred to as a "Memorandum" and "Articles", are now referred to as a "Notice of Articles" and "Articles".  Every British Columbia company must file an application to transition under the New BC Act prior to March 29, 2006, and accordingly its Memorandum has been replaced with a Notice of Articles.

Management of the Company considers it to be in the best interests of the Company to adopt certain amendments to the Notice of Articles and to approve a new form Articles with a view to incorporating some of the more flexible provisions of the New BC Act, as described below.  Management believes that amending the Company's Notice of Articles and adopting the new Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Pre-Existing Company Provisions and Majority of Votes Required for Special Resolutions

The regulations under the New BC Act effectively added certain provisions, called "Pre-Existing Company Provisions "or "PCPs", to every company's Notice of Articles.  The PCPs provide, among other things, that the number of votes required at a meeting of shareholders to pass a special resolution is three-quarters of the votes cast, which is the majority that was required under the Former BC Act.  The New BC Act allows a special resolution at a meeting of shareholders to be passed by two-thirds of the votes cast.  The  Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New BC Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, substantive changes to the corporate charter of the Company such as the creation, variation or abrogation of special rights and restrictions attached to issued shares; the subdivision, consolidation, change from shares with par value to shares without par value and vice versa; the change of designation of shares; and any proposed amalgamation or continuance of the Company out of the jurisdiction will require a two-thirds majority of the votes cast, instead of a three-quarters majority of the votes cast.  The two-thirds majority requirement is consistent with corporate legislation of other Canadian jurisdictions.

Alteration of Authorized Capital

The Company's current authorized capital is 900,000,000 shares divided into 700,000,000 common shares without par value, 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value.

The New BC Act does not require a company's Notice of Articles to contain a numerical limit on the authorized capital with respect to each class of shares.  Accordingly, as part of the resolution to which shareholder approval is being sought, management of the Company wishes to alter the Notice of Articles of the Company to alter the authorized capital of the Company to an unlimited number of shares without par value, divided into an unlimited number of common shares without par value and 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value.  Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities.

The special rights and restrictions attached to the Company's shares will not change as a result of the alteration of the authorized capital of the Company.

The special resolutions that will be proposed at the Meeting is as follows:

"RESOLVED as an special resolution that:

1.

the alteration of the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions;

2.

the alteration of the Notice of Articles of the Company to alter the authorized capital of the Company from 900,000,000 shares divided into 700,000,000 common shares without par value, 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value to an unlimited number of shares divided into an unlimited number of common shares without par value, 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value;

as more particularly described in the Company's Information Circular dated May 7, 2004 be, and are hereby, approved;

3.

that any one officer or director of the Company be, and is hereby, authorized and directed for, in the name of and on behalf of the Company to execute and file with the Registrar of Companies a Notice of Alteration of the Notice of Articles and to execute and file all such other documents and take such further actions as may be necessary to effect the foregoing; and

4.

that the Notice of Articles as altered shall, at the time of filing, comply with the Business Corporations Act (British Columbia)."

The amendments to the Notice of Articles will take effect immediately on the date and at the time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies.

In order to be effective, the proposed special resolution must be approved by a majority of not less than three-quarters of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution.

The directors of the Company believe the passing of the foregoing special resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

APPROVAL OF DIRECTORS

The content and sending of this Information Circular has been approved by the directors of the Company.

DATED:

May 7, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"David Cohen" David Cohen, President and Chief Executive Officer

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSX Guideline Reference	TSX Guidelines	Corporate Governance Practices of Northern Orion Resources Inc.
s. 473 (1)	The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

In May 2003, the Board of Directors adopted a Board of Directors Mandate (the "Board's Mandate"), whereby the Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

The role of the Board is to supervise management and to approve major and strategic decisions.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively.  Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval.  Such major matters include significant acquisitions, exploration and development budgets and financings.  The Board will annually adopt budgets for the upcoming year's operations and receives quarterly operating reports.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions.  There were eight (8) meetings of the Board in 2003.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

As part of the overall stewardship responsibility, should assume respon-sibility for the following matters:
(a)	Adoption of a strategic planning process.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans.

Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.

The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

(b)	The identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks.	Pursuant to the Board's Mandate, the Board is responsible for reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.
(c)	Succession planning, including appointing, training and monitoring senior management.	Pursuant to the Board's Mandate, the Board is responsible for succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

In addition, the Board will receive the recommendations of the newly-formed Executive Compensation and Corporate Governance Committee regarding the compensation of the senior executive officers, including the granting of stock options.

(d)	A communications policy for the corporation.

The Company ensures that there is continuous and effective communication with the Company's shareholders and other stakeholders and with the public.  Procedures include the publication of press releases and annual and quarterly financial reports, and the filing of other periodic documentation.  In addition, the Company provides shareholders with various communication channels, such as the corporate website "northernorion.com".

In February 2003, the Company appointed Vanguard Shareholder Solutions Inc. ("Vanguard") as the Company's investor relations representative.  Vanguard has responsibility for the Company's website and deals with investor inquiries.  Senior members of management also have frequent communication with institutional and retail shareholders.

(e)	The integrity of the corporation's internal control and management information systems.

The Board, through its internal review process and its recent focus on strengthening its corporate governance structure, is in the process of implementing an effective system to satisfy itself that the Company's internal control and management information systems are operating properly.

(2)

The Board of Directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.  If the corporation has a significant share-holder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

Pursuant to the Board's Mandate, the Board shall be comprised with a majority of individuals who qualify as unrelated directors.  The Board consists of five (5) members.  The Board considers that three (3) directors are "unrelated directors" and the remainder are "related directors", within the meaning of the TSX Guidelines.  However, due to recent changes two of the "unrelated directors" hold offices of certain of the companies subsidiaries on an interim basis and, while they do not at present generally perform management functions is respect of such subsidiaries, could be called upon to do so and accordingly the Corporate Governance Committee has recommended that alternates be sought for such offices to ensure the proper composition of the Board on a going forward basis.  Subject to the foregoing and in substance the Board is constituted with a majority of individuals who qualify as "unrelated directors".

(3)

The application of the definition of "unrelated director" to the circum-stances of each individual director should be the responsibility of the Board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.  Management directors are related directors.  The Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

Under the TSX Guidelines, an "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

In deciding whether a particular Director is a "related director" or an "unrelated director", the Board examined the factual circumstances of each director and considered them in the context of factors considered to be relevant.  The Board considers that Mr. Cohen (the President and Chief Executive Officer) and Mr. Cross (the Chairman of the Board) are inside, "related" directors.

The Board of Directors considers that Mr. Burns, Mr. O'Kane and Mr. Wilkinson are outside, "unrelated" directors.  Mr. Burns was recently appointed the interim President of a subsidiary of the Company and Mr. Wilkinson serves as an officer of certain subsidiaries of the Company.  The Board of Directors is currently considering possibilities for alternative appointments for those offices.

The mandate of the Corporate Governance Committee includes the review of the composition of the Board and making recommendations as to changes that may be required.

Under the TSX Guidelines, a "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.  The Board considers that it is constituted with an appropriate number of directors which are not related to either the corporation or a significant shareholder and which fairly reflects the investment in the corporation by shareholders other than a significant shareholder.

(4)

The Board of Directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

In April 2003, the Board of Directors appointed an Executive Compensation and Corporate Governance Committee, which is responsible, among other things, for: recommending candidates for nomination, appointment, election and re-election to the Board and its committees; annually assessing Board performance; and determining appropriate orientation and education programs for new Board members.  The Board considers all of the members of this committee to be outside, unrelated directors.

(5)

Every Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The Executive Compensation and Corporate Governance Committee is now responsible, among other things, for assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

(6)	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.	The Executive Compensation and Corporate Governance Committee is responsible, among other things, for determining appropriate orientation and education programs for new Board members.
(7)

Every Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Executive Compensation and Corporate Governance Committee is responsible, among other things, for annually reviewing Board size and composition to ensure effectiveness.
(8)

The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Executive Compensation and Corporate Governance Committee is responsible, among other things, for reviewing the adequacy and form of directors' compensa-tion, and is directed to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

(9)

Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees, such as the executive committee, may include one or more inside directors.

The Board of Directors has three committees: the Audit Committee, the Executive Compensation and Corporate Governance Committee and the Environmental Com-mittee.  From time to time, ad hoc committees of the Board are appointed.

  the Audit Committee is presently composed of three (3) members:  Mr. Burns, Mr. O'Kane and Mr. Wilkinson.  The Board considers all of these members to be outside, "unrelated" directors within the meaning of the TSX Guidelines.

  the Executive Compensation and Corporate Governance Committee is presently composed of three (3) members: Mr. Burns, Mr. O'Kane, and Mr. Wilkinson.  The Board considers that all members are outside, "unrelated" Directors , within the meaning of the TSX Guidelines.

  the Environmental Committee is presently com-posed of three (3) members: Mr. Burns, Mr. O'Kane and Mr. Wilkinson.  The Board considers all of these members to be outside, "unrelated" directors within the meaning of the TSX Guidelines.

(10)

Every Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, devel-oping the corporation's approach to governance issues.  This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

In April 2003, the Board formed an Executive Compensation and Corporate Governance Committee (the "ECCGC").

The primary function of the ECCGC is to assist the Board of Directors by:

  reviewing the adequacy and form of: the Company's compensation program for the executive officers and the non-employee directors; and the compensation plans in effect or proposed for the Company's employees; and

  recommending candidates for nomination, appoint-ment, election and re-election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for new Board members.

In addition, the Board has adopted an Executive Compensation and Corporate Governance Charter for the ECCGC, whereby the ECCGC is responsible for making recommendations from time to time to the Board concerning matters related to corporate governance, as the ECCGC may deem appropriate or as may be referred to it from time to time by the Board.  Annually, pursuant to its Charter, the ECCGC is required to:

  review the procedure for monitoring directors' responsibility, diligence and for avoiding conflicts of interest;

  review current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy;

  review the Board's past years' proceedings to evaluate its efficiency and make required recommendation, if any; and

  take appropriate action on any comment made by shareholders or regulatory authorities on the Company's corporate governance practices.

(11)

The Board of Directors, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of the limits to management's responsi-bilities.  In addition, the Board should approve or develop the corporate objectives that the CEO is responsible for meeting.

Pursuant to the Board's Mandate, the Board is responsible for adopting a strategic planning process, approving strategic plans, and monitoring performance against plans and for selecting and appointing, evaluation of and (if necessary) termination of the CEO.  In addition, the Board is responsible for succession planning, including appointing, training and monitoring the performance of senior management.

The ECCGC is responsible for creating CEO and Board position descriptions and developing corporate objectives for recommendation to the Board.  Once approved, the ECCGC is responsible for assessing the CEO against the corporate objectives set by the Board, and making recommendations to the Board with respect to the performance of senior management.

(12)

Every Board of Directors should have in place appropriate structures and procedures to ensure that the Board can function independently of management.  An appropriate struc-ture would be to (i) appoint a Chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the "lead director".  Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the Board's relationship to management to a committee of the Board.

The Company currently has an executive Chairman involved in management of the Company.  The Chief Executive Officer of the Company is also a director of the Company.  Given the size and present stage of develop-ment of the Company, the Board believes that it is reasonable that two of the individuals who are most instrumental in providing leadership, strategy and development of the Company, sit as members of the Board.  The other directors consider that their ability to function independently from management and to have access to Company personnel at any time, is not impeded by the presence of Mr. Cohen and Mr. Cross on the Board.  All committees of the Board are made up of at least a majority of non-management directors.

In response to the TSX Guidelines, in May 2003, the Board approved the creation of the position of Lead Director, with the responsibility to ensure that the Board executes its mandate independently of management.  Mr. Burns, Chairman of the Executive Compensation and Corporate Governance Committee, is currently serving as the "Lead Director".

In addition, the Company's Executive Compensation and Corporate Governance Committee is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

(13)

The audit committee of every Board of Directors should be composed only of outside directors.  The Board should adopt a charter for the audit committee that sets out the roles and responsibilities of the audit com-mittee, which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.  The audit

The Board adopted an Audit Committee Charter for its Audit Committee in May 2003, whereby the primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing: the financial reports and other financial infor-mation provided by the Company to any governmental body or other stakeholders; the Company's systems of internal controls regarding finance, accounting, and the Company's auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Com-

committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.  The audit committee duties should include oversight responsibility for management report- ing on internal control.   While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

mittee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels.  The Audit Committee's primary duties and responsibilities are to:

Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

  Review and appraise the performance of the Company's external auditors.

  Provide an open avenue of communication among the Company's auditor, financial and senior management and the Board.

The members of the Audit Committee are Mr. Burns, Mr. O'Kane and Mr. Wilkinson, all of whom the Board considers to be outside, unrelated Directors.
(14)

The Board of Directors should implement a system that enables an individual director to engage an outside adviser at the expense of the Company in appropriate circum-stances.  The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Pursuant to its Charter, the ECCGC is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

PROXY

TO BE HELD IN THE REGENCY "B" ROOM, HYATT REGENCY HOTEL, 655 BURRARD STREET, VANCOUVER, B.C. ON FRIDAY, JUNE 4, 2004, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints David Cohen, the President and a Director of the Company, or failing this person, **Robert Cross**, the Chairman and a Director of the Company, or in the place of the foregoing, ______________________ (*print name*) as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

SHB\086901\FORM-6K\4043

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of directors at five (5)	____	____
		For	Withhold
2.	To elect as director, David Cohen	____	____
3.	To elect as director, Robert Cross	____	____
4.	To elect as director, John K. Burns	____	____
5.	To elect as director, Robert Gayton	____	____
6.	To elect as director, Michael Beckett	____	____
7.	To appoint Deloitte & Touche LLP as auditor of the Company	____	____
		For	Against
8.	To authorize the directors to fix the remuneration to be paid to auditor	____	____
9.	To approve an increase in the maximum aggregate number of shares reserved for issuance pursuant to the Company's stock option plan.	____	____
10.	To approve the adoption of a rolling 10% stock option plan subject to implementation of TSX policies permitting such plans.	____	____
11.	To approve the Company issuing or making issuable in connection with one or more private placements or acquisitions, during the 12 month period following the date of the Meeting, common shares totalling up to 100% of the issued and outstanding share capital of the Company.	____	____
12.	To approve by special resolution (a) alteration of Notice of Articles; and (b) alteration of the authorized capital of the Company.	____	____
13.	To transact other business as properly comes before the Meeting	____	____

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("**Instrument of Proxy**") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.
4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e., do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for Directors and auditors as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be RECEIVED at the office of PACIFIC CORPORATE TRUST COMPANY no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting can be completed at http://www.stocktronics.com/webvote

SHB086901\FORM-6K\4043

Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

December 31, 2003, 2002 and 2001

Independent Auditors' Report

To the Shareholders of

Northern Orion Resources Inc.

We have audited the consolidated balance sheets of Northern Orion Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia

April 13, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 3 to the consolidated financial statements.  Our report to the shareholders dated April 13, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

April 13, 2004

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except per share amounts)

	December 31,	December 31,
	2003	2002
ASSETS

Cash and cash equivalents	$ 11,387	$ 342
Marketable securities (Note 4)	150	90
Prepaid expenses and other receivables	160	170
TOTAL CURRENT ASSETS	11,697	602

PLANT AND EQUIPMENT (Note 5)	1,633	1,386
MINERAL PROPERTY INTERESTS (Note 5)	74,372	51,403
EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (Note 6)	94,585	--

TOTAL ASSETS	$ 182,287	$ 53,391

LIABILITIES

Accounts payable and accrued liabilities	$ 941	$ 279
TOTAL CURRENT LIABILITIES	941	279

LONG-TERM DEBT (Note 7)	33,583	--
ASSET RETIREMENT OBLIGATION	97	25
FUTURE INCOME TAXES (Note 11)	18,885	15,520
TOTAL LIABILITIES	53,506

SHAREHOLDERS' EQUITY
Share capital (Note 8)	183,993	113,131
Warrants (Note 8(d))	5,588	--
Contributed surplus (Note 8(e))	5,848	72
Deficit	(61,063)	(63,419)
Cumulative translation adjustment	(5,585)	(12,217)
TOTAL SHAREHOLDERS' EQUITY	128,781	37,567
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 182,287	$ 53,391

SUBSEQUENT EVENTS (Note 14)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

“David Cohen”

“Stephen J. Wilkinson”

___________________________________

_____________________________________

David Cohen

Stephen Wilkinson

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts)

	For the years ended December 31,
	2003	2002	2001

EQUITY EARNINGS OF MINERA ALUMBRERA LTD. (Note 6)	$ 10,562	$ --	$ --

EXPENSES
Foreign exchange (gains) losses	436	(1)	88
Office and administration	812	355	380
Professional and consulting	1,743	558	464
Severance and restructuring costs	97	350	131
Stock-based compensation	5,043	20	52
EARNINGS (LOSS) BEFORE THE FOLLOWING	2,431	(1,282)	(1,115)

INTEREST AND OTHER INCOME	438	13	233
INTEREST EXPENSE	(513)	--	--

EARNINGS (LOSS) FOR THE YEAR	2,356	((1,295))	(882)

DEFICIT, BEGINNING OF YEAR	0	(62,150)	(61,268)

DEFICIT, END OF YEAR	$ (61,063)	$ (63,419)	$ (62,150)

Earnings (loss) per share – basic	$ 0.04	$ (0.08)	$ (0.08)

Earnings (loss) per share – fully diluted	$ 0.04	$ (0.08)	$ (0.08)

Weighted average number of shares outstanding – basic	57,013,774	15,026,303	10,583,528

Weighted average number of shares outstanding – fully diluted	60,073,541	15,026,303	10,583,528

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
 Consolidated Statements of Shareholders' Equity
 (Expressed in thousands of United States dollars, except per share amounts)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders' Equity
	Shares	Amount
Balance, December 31, 2000	8,943,060	$ 92,310	$ --	$ --	$ --	$ (61,268)	$ 31,042
Private placement, less share issue costs	1,000,000	961	--	--	--	--	961
Conversion of convertible debenture	1,443,962	13,839	--	--	--	--	13,839
Stock-based compensation	--	--	--	52	--	--	52
Cumulative translation adjustment	--	--	--	--	(12,452)	--	(12,452)
Loss for the year	--	--	--	--	--	(882)	(882)
Balance, December 31, 2001	11,387,022	107,110	--	52	(12,452)	(62,150)	32,560
Private placements, less share issue costs	2,833,333	1,526	--	--	--	--	1,526
Costs on issue of common shares	30,000	19	--	--	--	--	19
Conversion of promissory notes	4,609,737	4,476	--	--	--	--	4,476
Stock-based compensation	--	--	--	20	--	--	20
Cumulative translation adjustment	--	--	--	--	235	--	235
Loss for the year	--	--	--	--	--	(1,269)	(1,269)
Balance, December 31, 2002	18,860,092	113,131	--	72	(12,217)	(63,419)	37,567
Private placement, less share issue costs	4,000,000	2,558	--	--	--	--	2,558
Special warrants financing, less share issue costs (Note 8(c))	81,040,308	65,150	5,426	--	--	--	70,576
Warrants exercised	2,096,000	2,586	--	--	--	--	2,586
Stock options exercised	275,000	424	--	(139)	--	--	285
Agua Rica financing - warrants and debt extinguishment	--	--	162	423	--	--	585
Stock-based compensation	148,148	144	--	5,492	--	--	5,636
Cumulative translation adjustment	--	--	--	--	6,632	--	6,632
Earnings for the year	--	--	--	--	--	2,356	2,356
Balance, December 31, 2003	106,419,548	$ 183,993	$ 5,588	$ 5,848	$ (5,585)	$ (61,063)	$ 128,781

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

	For the years ended December 31,
	2003	2002	2001

OPERATING ACTIVITIES
Earnings (loss) for the year	$2,356	$(1,269)	$(882)
Items not involving cash
Gain on sale of shares	(31)	--	--
Equity earnings of Minera Alumbrera Ltd., net of cash distribution	(3,071)	--	--
Stock-based compensation	5,043	20	52
Shares received for mineral property interests	(100)	--	--
Increase in reclamation obligation	72	--	--
Depreciation	1	3	20
Unrealized foreign exchange	(80)	--	--
Changes in non-cash operating working capital
Prepaid expenses and other receivables	10	(147)	(30)
Accounts payable and accrued liabilities	662	36	(201)
Future income taxes payable	915	--	--
	5,777	(1,357)	(1,041)

INVESTING ACTIVITIES
Equity investment in Minera Alumbrera Ltd.	(62,914)	--	--
Acquisition of Agua Rica interest	(3,600)	--	--
Mineral property costs incurred	(684)	(102)	(3)
Proceeds on sale of marketable securities	71	--	--
Plant and equipment	(10)	--	--
	(67,137)	(102)	(3)

FINANCING ACTIVITIES
Promissory notes repaid	(6,600)	--	--
Convertible debentures, promissory notes and other	3,000	--	326
Warrants issued for cash, net of issue costs	5,426	--	--
Common shares issued for cash, net of issue costs	70,579	1,558	952
	72,405	1,558	1,278

Increase in cash and cash equivalents	11,045	99	234
Cash and cash equivalents, beginning of year	342	243	9

Cash and cash equivalents, end of year	$11,387	$342	$243

Cash and cash equivalents is comprised of:
Cash and in bank	$101	$7	$243
Short-term money market instruments	10,286	335	--
	$11,387	$342	$243

SUPPLEMENTARY CASH FLOW INFORMATION (Note 9)

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Northern Orion Resources Inc. (“the Company”) is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba.  The Company is engaged in mining and related activities including the exploration and development of mineral property interests in Argentina and Cuba.

On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 6).  On May 8, 2003, the Company acquired the remaining 72% interest in the Agua Rica deposit to bring its ownership interest in Agua Rica to 100% (Note 5(b)).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production, or alternatively, upon the Company's ability to dispose of its mineral property interests.

On June 16, 2003, the name of the Company was changed to Northern Orion Resources Inc.  The Company's shares were consolidated on a ten (10) old for one (1) new share basis, leaving 22,860,092 post-consolidated shares issued and outstanding.  The Company's authorized share capital was increased to 700,000,000 common shares subsequent to the consolidation.  References to common shares and per share amounts have been restated to reflect the share consolidation.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  They include the accounts of the Company and its wholly owned subsidiaries.  All material intercompany balances and transactions have been eliminated.  Principal subsidiaries and investments at December 31, 2003, include: Minera Agua Rica LLC, which holds the Agua Rica property in Argentina; Minera Mantua Inc., which holds the Mantua property in Cuba and an indirect 12.5% equity interest in Minera Alumbrera Ltd. (“Alumbrera”), which holds the Bajo de la Alumbrera Mine in Argentina.  Significant differences from United States generally accepted accounting principles are disclosed in note 13.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas where management's judgement is required include the determination of impairment of mineral property interests and plant and equipment, reclamation obligations and rates for depreciation.  In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the mineral property interest.  These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company's estimates of cash flows.  Actual results could differ from those estimates.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days when acquired.

(d)

Marketable securities

Marketable securities consist of investments in publicly traded equity securities and are recorded at the lower of cost and market.

(e)

Plant and equipment

Plant and equipment are recorded at cost including capitalized interest incurred during the construction phase.  Net operating costs, interest costs and financing costs incurred in the period preceding commercial production are capitalized.  Mine plant and equipment are depreciated using the straight-line and declining balance methods, as appropriate to the assets, over their estimated useful lives, not to exceed the estimated proven and probable ore reserves commencing with the attainment of commercial production.  Mining equipment and vehicles are depreciated over their estimated useful lives of five to fifteen years.  The Company has ceased depreciation of mining equipment and vehicles pending re-commencement of mining operations.  Maintenance costs incurred during this period are expensed against operations.  Office furniture and computer equipment are depreciated using the straight-line method over periods from three to ten years.

On a quarterly basis, the Company compares the carrying value of capital assets to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment.  Impairment in value would be indicated if the asset's carrying value exceeds the estimated recoverable amount.  During the periods covered by these consolidated financial statements there was no indication of impairment.

(f)

Mineral property interests

Mineral resource properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis.  These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned.  A provision for site restoration costs is provided as necessary by a charge to earnings over the estimated remaining life of the resource properties.  Costs related to ongoing site restoration programs are expensed when incurred.  Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net recoverable amounts as appropriate.  If impairment is determined to exist, the mineral property will be written down to its net recoverable value.  The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof.  Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions.  However, it is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized mineral property interests carrying values.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Mineral property interests (continued)

Although the Company has taken steps to verify the title to mineral property interests in which it holds an interest, in accordance with industry standards for these properties, these procedures do not guarantee the Company's title to all claims.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Because options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(g)

Equity and other investments

The Company's investment in Bajo de la Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date.  Cash distributions received are credited to the investment account.

(h)

Change in reporting and functional currency

Effective July 1, 2003, the Company changed its functional currency from the Canadian (“Cdn”) dollar to the United States (“U.S.”) dollar.  The change was necessary due to the Company's acquisition and interest in the Alumbrera Mine, which operates in an environment where the major currency is the U.S. dollar.  Additionally, the Company financed a major portion of the acquisition through U.S. denominated debt.  The Company also adopted the U.S. dollar as its reporting currency.  Prior to this change, the foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the year-end.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in income in the current year.

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method described above. The financial statements as at and for the six-month period ended June 30, 2003, were translated into U.S. dollars at U.S.$1.00 = Cdn$1.4015, being the exchange rate for the period for the income statements and at U.S.$1.00 = Cdn$1.3475, being the rate at June 30, 2003, for assets and liabilities.  The translated amount for monetary and non-monetary items at July 1, 2003, became the historical basis for subsequent periods.

The comparative numbers for the years ended December 31, 2002 and 2001, including supplementary information, were translated using the current method of translation.  Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for the year, of U.S. $1.00 - Cdn(2002:$1.5704; 2001:$1.5484).  Assets and liabilities were translated at year-end rates of U.S. $1.00 - Cdn(2002:$1.5776; 2001:$1.5928).  All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders' equity.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)

Income taxes

The Company uses the asset and liability method of accounting for future income taxes whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities and loss carryforwards, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.  The effect of a change in tax rates on future income tax assets and liabilities is included in the results of operations in the period in which the change is substantively enacted.  The amount of future tax assets recognized is limited to the amount that is considered to be more likely than not to be realized.

(j)

Earnings or loss per common share

Basic earnings or loss per share are based on the weighted average number of common shares outstanding during the year.  Diluted earnings per share are calculated using the treasury stock method.  For all years presented, earnings or loss available to common shareholders equals the reported earnings or loss.  With the treasury stock method, common equivalent shares consist of the incremental common shares to be issued upon the assumed proceeds to be received by the exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(k)

Financial instruments

The Company's financial instruments comprise cash and cash equivalents, marketable securities, prepaid expenses and other receivables, accounts payable and accrued liabilities, royalty and proceeds interest payable and long-term debt.  The fair value of the financial instruments approximates their carrying values due primarily to the immediate or short-term maturity of the financial instruments.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates.  The Company receives funds from the Alumbrera operations in U.S. dollars.  Alumbrera employs metal and interest rate option contracts to manage exposure to fluctuations in metal prices.  Hedging gains or losses are recognized in sales when the hedged production is sold.

(l)

Stock based compensation

The Company has a share option plan as described in note 8(d).  Effective January 1, 2002, the Company used the fair value method for accounting for all stock-based payments to non-employees and employee awards that are the direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  Under the fair value method, employee compensation expense attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award using an option-pricing model.  If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are credited to share capital.  For employee stock-based payments that call for the settlement of equity instruments, compensation cost is measured at the fair value of the award and is recognized over the vesting period.  For all other employee awards, the Company continues to follow the settlement method.  Under this method, no compensation cost is recognized when the awards are issued to employees.  No stock options exercised during the year ended December 31, 2003, were settled as stock appreciation rights.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

3.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The new recommendations are applied prospectively to all stock-based payments, and require recognition of stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments.  For such grants, the new Recommendations are applied retroactively, without restatement but with the cumulative impact charged against equity.  As the Company's stock option plan includes stock appreciation rights, the Company recorded an increase to deficit of $52 and an increase to contributed surplus of $52 as at January 1, 2002, on retroactive application of this policy.  For comparative purposes the $52 is recorded as stock-based compensation in the year ended December 31, 2001.

4.

MARKETABLE SECURITIES

	December 31, 2003		December 31, 2002
	Carrying Value	Market Value	Carrying Value	Market Value
International Barytex Resources Ltd.	$10	$46	$57	$36
Newport Exploration Ltd.	40	48	33	41
Lumina Copper Ltd.	100	249	--	--
	$150	$343	$90	$98

At December 31, 2003, the Company holds 41,000 (December 31, 2002 - 300,000) common shares of International Barytex Resources Ltd. (“Barytex”), 200,000 (December 31, 2002 - 200,000) common shares of Newport Exploration Ltd. (“Newport”) and 81,875 (December 31, 2002 – nil) common shares of Lumina Copper Ltd. (“Lumina”).

5.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS

(a)

Plant and equipment

December 31, 2003
	Cost	Accumulated Depreciation	Net Book Value

Mine plant and equipment	$ 7,380	$ 5,759	$ 1,621
Office and other equipment	85	73	12
	$ 7,465	$ 5,832	$ 1,633

December 31, 2002
	Cost	Accumulated Depreciation	Net Book Value

Mine plant and equipment	$ 6,304	$ 4,919	$ 1,385
Office and other equipment	77	76	1
	$ 6,381	$ 4,995	$ 1,386

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

5.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS (continued)

(a)

Plant and equipment (continued)

Mine plant and equipment were placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua.  Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b)

Mineral property interests

	December 31, 2003	December 31, 2002
Minera Mantua Project (Cuba)
Balance, beginning of year	$ 15,714	$ 15,520
Incurred during the year
Site maintenance	227	44
Cumulative translation adjustment	2,683	150
Balance, end of year	18,624	15,714

Agua Rica Project (Argentina)
Balance, beginning of year	45,164	44,847
Incurred during the year (recovered)
Acquisition costs	12,600	--
Engineering studies	54	--
Environmental and community	83	--
Geological	660	--
Legal and title	36	--
Property taxes	84	--
Site activities	224	--
Property and finance costs	621	(136)
Cumulative translation adjustment	7,751	453
Balance, end of year	67,277	45,164
	85,901	60,878
Royalty and net proceeds interest (iv)	(11,529)	(9,475)
Mineral property interests	$ 74,372	$ 51,403

(i)

Agua Rica, Argentina

The 100% owned Agua Rica project is located in Catamarca Province, Argentina.  The property is comprised of mining claims and exploration licences.  Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was previously being explored between the Company (28%) and BHP Minerals International Exploration Inc. ("BHP Billiton”) (72%).  On April 23, 2003, the Company entered into an agreement to acquire the remaining 72% interest from BHP Billiton for consideration of $12,600 of which BHP Billiton deferred $9,000 (the “Deferred Payment”) without interest until June 30, 2005.  The balance of $3,600 was paid on closing, which was May 8, 2003.  The Deferred Payment is secured by a first charge on the approximately 72% interest acquired and a second charge on the 28% interest of the limited liability interests already held by the Company and a mortgage on certain of the core claims comprising the Agua Rica project.

(ii)

San Jorge, Argentina

The San Jorge project, located northwest of Mendoza in Argentina, consisting of mining concessions and staked claims, was sold during the year for $200 and 81,875 common shares at a deemed price of Cdn$1.60 per share for total consideration of $300.  In the year ended December 31, 2000, the project had been written off to a carrying value of $nil.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

5.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS (continued)

(b)

Mineral property interests (continued)

(iii)

Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 until September 1999 when operations ceased.  The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project.  At December 31, 2003, subordinated debt of approximately $28,000 is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera's behalf.  The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Company entered into an option agreement (the “Option Agreement”) with Newport Exploration Ltd. (“Newport”) whereby Newport may acquire an undivided 50% interest in the project.  The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. (“Mantua”), a wholly owned subsidiary of the Company.  Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to a Net Proceeds and Royalty Agreement (“Proceeds Interest”) with Miramar Mining Corporation (“Miramar”) (Note 5(b)(iv)).  Newport was to assume and pay carrying costs relating to the Company's operating costs in Cuba up to a maximum of $20 per month and to complete a program, to a maximum of $750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

To date, the Company has received no operating costs from Newport with respect to the project.  The Company has paid expenses relating to the project, which are included in mineral property interests, and an allowance for the receivable relating to the costs to be paid by Newport has been offset against the costs paid by the Company.

The Company and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(a)

Should the Company identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company in consideration.  In this case, Newport will assume $20,000 of the approximate $28,000 subordinated debt owing to the Company by Geominera, leaving the Company with $8,000 of the subordinated debt;

(b)

Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume $14,000 of the subordinated debt owing to the Company by Geominera, leaving the Company with the balance of the subordinated debt; and

(c)

All costs incurred by the Company and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (Note 5(b)(iv)) with respect to the Mantua project.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

5.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS (continued)

(b)

Mineral property interests (continued)

(iv)

Royalty and net proceeds interest payable

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation (“Miramar”).  Under the agreement, the Company also issued a Proceeds Interest of Cdn$17,987.  The agreement was subsequently restructured and the maximum amount payable is Cdn$15,000.  The agreement entitles Miramar to receive the economic equivalent of a 2.5% net smelter returns royalty on all production from the Company's mining properties held at the time of entering into the agreement, as amended, or 50% of the net proceeds of disposition of any interest in the Agua Rica or Mantua projects until the Proceeds Interest is paid.  The Proceeds Interest balance payable at December 31, 2003, is $11,529 (Cdn$14,948) and is deducted from mineral property interests.

6.

EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The acquisition of the 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.  On April 3, 2003, the Company entered into an agreement with Rio Algom Ltd. (“Rio Algom”), a subsidiary of BHP Billiton Ltd., (“BHP Billiton”) and Wheaton River Minerals Ltd. (“WRM”) to acquire BHP Billiton's 25% interest in Alumbrera for a total price of approximately $180,000.  The Company paid $88,600 for its 12.5% indirect interest in Alumbrera, of which an initial $28,600 was deferred by Rio Algom until May 30, 2005 (Note 7).  Of this deferral, $25,000 carried an interest rate of 3-month LIBOR plus 2% and any amounts due in excess of $25,000 carried an interest rate of 3-month LIBOR plus 5%.  In case of default, the rate will be 3-month LIBOR plus 10%.  During the year, the amounts in excess of $25,000 were repaid.  In addition to the initial purchase price of $88,600, additional acquisition costs of $2,914 were incurred.  The excess of the carrying value over the purchase price of the net assets of Alumbrera of $7,937 was attributed to mineral properties.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine.  The debt, formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks, was originally signed on February 26, 1997.  The remaining balance outstanding at December 31, 2003, is $154,092, of which $89,677 is current.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera's assets. The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

Under the project debt agreement, Alumbrera is required to maintain a Senior Debt Reserve Account in a segregated offshore trust account which is used to set aside funds for the servicing of upcoming, scheduled long-term debt repayments.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

6.

EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (continued)

The following is a summary of the allocation of the purchase price:

Purchase price
Cash	$60,000
Loans from vendor	28,600
Acquisition costs	2,914
91,514
Net assets acquired
Cash	7,034
Appropriated cash	2,921
Non-cash working capital	3,675
Property, plant and equipment	93,496
Other	20,497
Provision for reclamation and closure	(1,639)
Future income tax liabilities	(18,102)
Non-current portion of long-term debt	(16,368)
91,514

Equity investment in Minera Alumbrera
Purchase price	91,514
Equity in earnings	10,562
Cash distribution received	(7,491)
$94,585

A summary of 100% of the assets, liabilities and results of the operations of Alumbrera for the period from the Company's acquisition of 12.5% to December 31, 2003, and as at December 31, 2003, is as follows:

December 31, 2003
Total current assets	$311,477
Total non-current assets	960,872
Total Assets	$1,272,349

Total current liabilities	$230,178
Total non-current liabilities	337,394
Total Liabilities	567,572

Total Equity	704,777
Total Liabilities and Equity	$1,272,349

Revenue from ordinary activities	$(290,253)
Expenses from ordinary activities	169,536
Current income tax expense	36,215
Income for Equity Accounting Purposes	$84,502

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

7.

LONG-TERM DEBT

	December 31, 2003	December 31, 2002
Agua Rica
Payable to BHP Billiton (a)	$8,583	$--
Alumbrera
Payable to Rio Algom Limited at 3-month LIBOR plus 2% (b)	25,000	--
	$33,583	$--

(a)

Agua Rica

On April 23, 2003, the Company entered into a definitive agreement with BHP Billiton to purchase BHP Billiton's approximate 72% interest in the Agua Rica project for consideration of $12,600 of which BHP Billiton has agreed to defer $9,000 (the “Deferred Payment”) without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003.  Imputed interest of $603 is being amortized over the term of the loan, of which $417 is unamortized at December 31, 2003.  The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.  At the time of acquisition, the Company entered into an agreement with Endeavour Mining Capital Corp. (“Endeavour Mining”) whereby Endeavour Mining agreed to provide a convertible loan (the “Loan”) of $3,000 to fund a portion of the initial payment required to be made to BHP Billiton.  The Loan was for a term of six months with an interest rate of 10% per annum.  The Company provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project.  Pursuant to the commitment letter, the Company issued to Endeavour Mining 300,000 warrants of the Company exercisable at a price of Cdn$1.50 to acquire one common share for two years from the date of issue.  The fair value of these warrants of $162 is included in the acquisition costs of Agua Rica and in shareholders' equity.  Endeavour Mining received commitment and drawdown fees totalling $150 for entering into these arrangements.  The Company repaid the loan during the year ended December 31, 2003.

(b)

Bajo de la Alumbrera

On June 24, 2003, the Company completed its acquisition of a 12.5% indirect interest in Alumbrera (Note 6).  Rio Algom deferred payment of $28,600 of the purchase price until May 30, 2005.  The first $25,000 of the deferred payment bears interest of 3-month LIBOR plus 2%.  The balance of the deferred amount of $3,600 carried an interest rate of 3-month LIBOR plus 5%.  This balance was repaid prior to December 31, 2003.  Interest is paid monthly, with the principal payment due on May 30, 2005.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

8.

SHARE CAPITAL

(a)

Authorized

700,000,000 common shares without par value

100,000,000 first preference shares without par value
100,000,000 second preference shares without par value

(b)

Issued and outstanding

(i)

On March 18, 2003, the Company completed a private placement for total proceeds of $2,558 through the issuance of 4,000,000 units at Cdn$1.00 and Cdn$1.15 per unit.  Each unit consisted of one common share and one share purchase warrant.  Each whole warrant is exercisable into one common share of the Company at a price of Cdn$1.30 until March 18, 2005.  No finders' fee or commission was paid with respect to this private placement.

(ii)

In June 2003, the Company completed a private placement for the sale of 81,040,308 special warrants at Cdn$1.30 per unit.  Each unit consisted of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of Cdn$2.00 per share until May 29, 2008.  On July 25, 2003, the Company received a final receipt for a prospectus qualifying the distribution of 81,040,308 common shares and 40,520,155 common share purchase warrants upon the exercise of the 81,040,308 special warrants.  The gross proceeds from the special warrants were allocated as to Cdn$1.20 for the common share and Cdn$0.10 for the warrant.  Share issue costs relating to the warrants and the common shares of $6,832 were also allocated in the same proportion.

(c)

Warrants

Pursuant to the conversion of the special warrants to common shares and share purchase warrants in (b) (ii) above, 40,520,155 share purchase warrants commenced trading on the Toronto Stock Exchange.  At December 31, 2003, all of these warrants are outstanding.

As at December 31, 2003, in addition to the trading warrants, the following share purchase warrants issued in connection with financings made by private placements were outstanding.

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
50,000	0.75	March 8, 2004
2,000,000	1.30	August 2, 2004
2,934,000	1.30	March 18, 2005
100,000	1.50	April 23, 2005
200,000	1.50	May 8, 2005
5,284,000

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

8.

SHARE CAPITAL (continued)

(c)

Warrants (continued)

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2000	--	--
Warrants issued or granted	1,000,000	2.00
Balance, December 31, 2001	1,000,000	2.00
Warrants issued or granted	2,080,000	1.28
Balance, December 31, 2002	3,080,000	1.52
Warrants issued or granted	4,300,000	1.31
Warrants exercised during year	(2,096,000)	1.63
Balance, December 31, 2003	5,284,000	1.31

(d)

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The plan currently allows for the issue of up to 10,390,040 stock options.  The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment.  The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.  At December 31, 2003, the maximum aggregate number of common shares reserved for issuance pursuant to the plan is 8,740,000 common shares.

A summary of the changes in stock options for the years ended December 31, 2003, 2002 and 2001 is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2000	609,500	3.50
Granted	770,000	1.50
Cancelled, forfeited and expired	(624,500)	3.30
Balance, December 31, 2001	755,000	1.50
Cancelled, forfeited and expired	(85,000)	1.50
Balance, December 31, 2002	670,000	1.50
Granted	8,345,000	1.39
Exercised	(275,000)	1.36
Balance, December 31, 2003	8,740,000	1.40

Fully vested and available for exercise, December 31, 2003	8,740,000	1.40

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

8.

SHARE CAPITAL (continued)

(d)

Stock options (continued)

The following table summarizes information about the stock options outstanding at December 31, 2003:

Exercise Price Cdn$	Outstanding at December 31, 2003	Exercisable at December 31, 2003	Remaining Contractual Life
1.50	620,000	620,000	2.67 years
1.30	815,000	815,000	4.17 years
1.70	150,000	150,000	4.32 years
1.35	6,790,000	6,790,000	4.46 years
1.35	130,000	130,000	4.48 years
2.60	235,000	235,000	4.82 years
	8,740,000	8,740,000

The fair values of options granted during 2003 and 2002 were determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following assumptions:

	2003	2002
Risk-free interest rate	3.02% - 4.68%	4.68%
Expected life	2 – 2.5 years	3.75 years
Expected volatility	93% - 137%	93%
Expected dividends	$nil	$nil

Under this fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned.  Non-employee stock-based compensation expense recognized for the year ended December 31, 2003, was $142 (2002 - $nil; 2001 - $nil).  Employee stock-based option expense recognized for the year ended December 31, 2003, was $5,350 (2002 - $20; 2001 – $52).  There was no unrecognized expense at December 31, 2003.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

9.

SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2003	December 31, 2002	December 31, 2001
Non-cash transactions:
Interest and finance capitalization to mineral property interests	$746	$(160)	$413
Reversal of mineral property costs recorded in accounts payable and accrued liabilities	--	--	212
Stock-based compensation capitalized in mineral property interests	593	--	--
Equity portion of convertible debt included in contributed surplus	(423)	--	--
Fair value of warrants issued on Agua Rica financing included in mineral property interests	162	--	--
Long-term debt incurred in acquisition of mineral property interests	8,583	--	--
Long-term debt incurred in equity investment in Minera Alumbrera Ltd.	28,600	--	--
Interest converted into convertible promissory notes	--	--	2,799
Convertible debenture and interest converted into convertible promissory notes	--	--	1,829
Financing fees paid by issuance of common shares	--	19	--
Shares received for mineral property option	--	33	--
Shares issued upon conversion of convertible promissory notes to equity	--	4,476	13,839
Increase in mineral property interests due to increase in future income tax liability	--	--	107
Shares received for settlement of accounts receivable	--	57	--
Other disclosures:
Interest paid	523	--	--
Income taxes paid	3	--	--

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

10.

RELATED PARTY TRANSACTIONS AND BALANCES

	Years ended December 31,
	2003	2002
Services rendered
Management fees and expenses (a)	$ 923	$ 387
Administration fees (b)	$ 147	$ 108

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

The Company paid management fees and expenses to private companies controlled by officers and directors of the Company.  At December 31, 2003, $38 (December 31, 2002 - $4) was payable to these companies and is included in accounts payable.

(b)

The Company paid administrative expenses to a private company with a director and an officer in common with the Company.  This private company provides office services and other administrative services on a full cost recovery basis.  At December 31, 2003, $31 (December 31, 2002 - $24) was receivable from this company and is included in other current assets.

(c)

During the year ended December 31, 2003, a director and officer of the Company was appointed a director of Newport (Note 5 (b)(iii)).  At December 31, 2003, the Company has a receivable of $189 from Newport pursuant to the terms of the option agreement, for costs incurred to June 30, 2003.  The Company has not accrued costs receivable from Newport for the three months ended December 31, 2003, as no funds have been received from Newport to date, and it is uncertain as to whether Newport will continue with the option agreement.  An allowance has been set up relating to the receivable from Newport and the costs have been capitalized to the Mantua mineral property.  The Company continues to fund the Mantua project.

All related party transactions were recorded at the amounts agreed upon between the parties.  The balances payable noted above are payable on demand without interest.

11.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2003	2002	2001
Statutory tax rate	37.62%	39.62%	42.62%
Net earnings (loss) for the year	$2,356	$(1,269)	$(882)
Equity earnings of Minera Alumbrera Ltd.	10,562	--	--
Adjusted loss for tax purposes	(8,206)	(1,269)	(882)
Expected tax (recovery) expense	(3,087)	(503)	(376)
Debt forgiveness	--	344	5,103
Foreign exchange revaluation	--	735	746
Non-deductible expenses	2,061	--	--
Unrecognized and expired losses	--	329	441
Tax benefits not recognized on current year losses	1,026	--	--
Change in valuation allowance	--	(905)	(5,914)
Income taxes, per financial statements	--	--	--

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

11.

INCOME TAXES (continued)

At December 31, 2003, the Company has unused tax losses carried forward in Canada of $6,000 (2002 - $845), which will expire in the years 2009 and 2010 which are available to reduce taxable income in future years otherwise calculated.  The ability of the Company to utilize these losses is not considered by management to be more likely than not and therefore a valuation allowance has been provided against the future income tax asset.  The Company also has $nil (2002 - $295) of Argentine tax losses.  The ability of the Company to utilize these losses is not considered by management to be more likely than not and a valuation allowance has been provided against the future income tax asset.  The significant components of the Company's future tax assets (liabilities) are as follows:

	2003	2002

Future income tax assets
Losses carried forward	$ 2,558	$ 396
Mineral property interests representing excess of tax basis over carrying value	--	735
Share issue costs	2,027	--
	4,585	1,131
Valuation allowance for future tax assets	(4,414)	(920)
	171	211

Future income tax liabilities
Future income tax liability for finance costs	(171)	(211)
Future income tax liability for mineral property interests representing excess of carrying value over tax basis	(18,885)	(15,520)
	(19,056)	(15,731)
Net future income tax liability	$ (18,885)	$ (15,520)

The future income tax liability for mineral property interests recorded by the Company arises from the investment in Agua Rica in Argentina.  The purchase price and subsequent funds advanced to this project do not currently have a cost for tax purposes in the jurisdiction that the Company holds the interest.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

12.

SEGMENTED INFORMATION

(a)

Operating segment – The Company's operations are primarily directed towards the exploration and development of mineral properties in Latin America.  The Company's mining activities represent a single reportable segment.

(b)

Geographic segments – The Company's identifiable capital assets and revenues by geographic areas are as follows:

2003	Capital Assets	Revenues

Central America	$20,245	$5
South America	150,333	10,562
Canada	12	433
	$170,590	$11,000

2002	Capital Assets	Revenues

Central America	$17,099	$--
South America	35,689	--
Canada	1	13
	$52,789	$13

Capital assets are comprised of plant and equipment and mineral properties and deferred exploration and development.

13.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

	Years ended December 31,
	2003	2002	2001
Earnings (loss) under Canadian GAAP	$2,356	$(1,269)	$(882)
Mineral property (expense) recovery (a)	(1,989)	91	(301)
Amortization of plant and equipment (f)	(262)	(397)	(396)
Amortization of mineral property interest (a)	(282)	--	--
Equity in earnings of Minera Alumbrera Ltd. (m)	(539)	--	--
Foreign exchange loss (a)	436	--	--
Loss under U.S. GAAP	$(280)	$(1,575)	$(1,579)

Loss per share – basic and diluted	$(0.00)	$(0.10)	$(0.15)

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

13.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

Consolidated Balance Sheets

	December 31, 2003			December 31, 2002
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Assets
Marketable securities (b)	$150	$193	$343	$90	$(13)	$77
Other current assets	11,547	--	11,547	503	--	503
Plant and equipment (f)	1,633	(1,621)	12	1,386	(1,112)	274
Mineral property interests (a)	74,372	(61,957)	12,415	51,403	(51,403)	--
Equity investment in Minera Alumbrera Ltd. (i)	94,585	(539)	94,046	--	--	--
Total assets	$182,287	$(63,924)	$118,363	$53,382	$(52,528)	$854

Liabilities
Total current liabilities	$941	$--	$941	$271	$--	$271
Asset retirement obligations (g)	97		97	--	--	--
Future income taxes	18,885	(18,885)	--	15,520	(15,520)	--
Other long-term liabilities	33,583	--	33,583	25	--	25
Total liabilities	53,506	(18,885)	34,621	15,816	(15,520)	296

Shareholders' equity	128,781	(45,039)	83,742	37,566	(37,008)	558
Total liabilities and shareholders' equity	$182,287	$(63,924)	$118,363	$53,382	$(52,528)	$854

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

13.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Shareholders' Equity

	Common Shares		Special Warrants		Share Purchase Warrants		Additional Paid-in	Other Comprehen- sive
	Shares	Amount	Warrants	Amount	Warrants	Amount	Capital	Income	Deficit	Total
Balance, December 31, 2000	8,943,060	$92,310	--	$--	--	$--	$--	$--	$(109,760)	$(17,450)
Private placement, less share issue costs	1,000,000	526	--	--	1,000,000	452	--	--	--	978
Share issue costs	--	(17)	--	--	--	--	--	--	--	(17)
Conversion of convertible debenture	1,443,962	13,839	--	--	--	--	--	--	--	13,839
Fair value of stock options	--	--	--	--	--	--	52	--	--	52
Cumulative translation adjustment	--	--	--	--	--	--	--	323	--	323
Loss for the year	--	--	--	--	--	--	--	--	(1,579)	(1,579)
Balance, December 31, 2001	11,387,022	106,658	--	--	1,000,000	452	52	323	(111,339)	(3,854)
Private placements, less share issue costs	2,833,333	1,206	--	--	2,050,000	366	--	--	--	1,572
Share issue costs	--	(46)	--	--	--	--	--	--	--	(46)
Shares issued for services	30,000	12	--	--	30,000	7	--	--	--	19
Conversion of promissory notes	4,609,737	4,476	--	--	--	--	--	--	--	4,476
Fair value of stock options	--	--	--	--	--	--	20	--	--	20
Unrealized gain on marketable securities	--	--	--	--	--	--	--	(13)	--	(13)
Cumulative translation adjustment	--	--	--	--	--	--	--	(41)	--	(41)
Loss for the year	--	--	--	--	--	--	--	--	(1,575)	(1,575)
Balance, December 31, 2002	18,860,092	112,306	--	--	3,080,000	825	72	269	(112,914)	558
Private placement	4,000,000	1,298	--	--	4,000,000	1,260	--	--	--	2,558
Special warrants financing	--	--	81,040,308	77,408	--	--	--	--	--	77,408
Share issue costs	--	--	--	(6,832)	--	--	--	--	--	(6,832)
Warrants exercised	2,096,000	3,380	--	--	(2,096,000)	(794)	--	--	--	2,586
Stock options exercised	275,000	424	--	--	--	--	(139)	--	--	285
Special warrants exercised	81,040,308	71,454	(81,040,308)	(77,408)	40,520,155	5,954	--	--	--	--
Share issue costs on special warrants	--	(6,304)	--	6,832	--	(528)	--	--	--	--
Stock-based compensation	148,148	144	--	--	--	--	5,492	--	--	5,636
Agua Rica financing - warrants and debt extinguishment	--	--	--	--	300,000	162	423	--	--	585
Cumulative translation adjustment	--	--	--	--	--	--	--	1,032	--	1,032
Marketable securities	--	--	--	--	--	--	--	206	--	206
Earnings (loss) for the year	--	--	--	--	--	--	--	--	(280)	(280)
Balance, December 31, 2003	106,419,548	$182,702	--	$--	45,804,155	$6,879	$5,848	$1,507	$(113,194)	$83,742

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

13.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Cash Flows

	Years ended December 31,
	2003	2002	2001
Operating activities
Operating activities under Canadian GAAP	$5,777	$(1,357)	$(1,041)
Exploration (a)	(684)	(102)	(3)
Operating activities under U.S. GAAP	5,093	(1,459)	(1,044)

Investing activities
Investing activities under Canadian GAAP	(67,137)	(102)	(3)
Exploration (a)	684	102	3
Investing activities under U.S. GAAP	$(66,453)	$--	$--

(a)

Exploration expenses

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore.  Under U.S. GAAP, exploration expenditures can only be deferred subsequent to the establishment of mining reserves.  For U.S. GAAP purposes, the Company has expensed its exploration expenditures.

Furthermore, under U.S. GAAP, the costs of acquisition of mineral property rights are generally classified as intangible assets and should be amortized over their useful life which, in the case of a mineral right on a property without proven and probable reserves, is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights may be considered as tangible property.  As a result, for U.S. GAAP purposes, the Company is amortizing the cost of the mining rights acquired for the Agua Rica project.

(b)

Marketable securities

In preparation of the Canadian GAAP financial statements, the Company recorded its investment in marketable securities at cost.  Under Statement of Financial Accounting Standards (“SFAS”) No. 115, the Company has classified its portfolio investments as available-for-sale securities and the investments are recorded at market value.  The resulting gains or losses are included in other comprehensive income.  Under Canadian GAAP, the Company generally records short-term investments at the lower of cost and market value, with any unrealized losses included in the determination of net income.  The adjustment for the year ended December 31, 2003, to record unrealized gains not already recognized under Canadian GAAP was $193 (2002 – ($13)).

(c)

Comprehensive income

Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income.”  This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners.  Comprehensive income is comprised of net earnings and other comprehensive income where other comprehensive income is the change in equity during the period that arises from transactions and other events that are related to non-owner sources.  The concept of comprehensive income does not currently exist under Canadian GAAP.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

13.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (continued)

(d)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2003 and 2002.

(e)

Share purchase warrants

The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant.  The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercisable at or higher than market value.  Under Canadian GAAP the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant.  Under U.S. GAAP the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.  Under Canadian GAAP, no values were assigned to these purchase warrants, except with regard to the 2003 special warrant offering which did specify and allocate part of the proceeds to the share purchase warrant.  Under U.S. GAAP, share purchase warrants would be recorded at the pro rata portions of the proceeds based on their fair values and be recorded as additional paid in capital at the date of issuance.

(f)

Amortization of plant and equipment

In March 2000, the Company discontinued the depreciation of its mine plant and equipment upon the completion of the gold phase at Mantua.  Under U.S. GAAP, depreciation on time-based depreciable assets does not stop when assets are not in use.  For U.S. GAAP purposes, the Company has continued to depreciate these assets.

(g)

Asset retirement obligation

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged.  The adoption of SFAS No. 143 does not have a material impact on the Company's financial position.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

13.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (continued)

(h)

Stock-based compensation

Fair value accounting for stock-based compensation was adopted by the Company under Canadian GAAP effective January 1, 2002, which substantially harmonized Canadian GAAP with U.S. GAAP.

(i)

Accounting for derivative instruments and hedging securities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000, and standardizes the accounting for derivative instruments.  The Company has chosen, for U.S. GAAP purposes, to mark its gold and interest rate derivative contracts to market.

(j)

Guarantors and guarantees

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (‘‘FIN 45'').  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company has determined that the impact of the Statement on the Company's results of operations or financial position is not material.

(k)

Accounting for impairments

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.  Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale.  The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required.  As required by SFAS No. 144, the Company adopted this new statement on March 1, 2002.  The adoption of SFAS No. 144 did not have a material impact on the Company's financial position, results of operations or cash flows.

(l)

Costs of exit for disposal of activities

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this Statement to have a material effect on its financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

13.

DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES (continued)

(m)

Newly released accounting standards

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, that addresses the consolidation of variable interest entities.  In December 2003, the FASB issued a revised Interpretation “FIN 46R”.  Under the revised Interpretation, an entity deemed to be a business, based on certain specified criteria, need not be evaluated to determine if it is a Variable Interest Entity.  The Company must apply the provisions to variable interests in entities created before February 1, 2002, during the quarter ended December 31, 2003.  Adoption of FIN 46 and FIN 46R did not have an impact on the Company's financial condition or results of operations.

In April 2003, the FASB issued Statement No. 149 (“SFAS No. 149”), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003.  The Company does not believe the adoption of SFAS No. 149 will have a material effect on its consolidated financial positions, results of operations or cash flows.

In May 2003, the FASB issued Statement No. 150 (“SFAS No. 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity.  SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatory redeemable equity instruments and certain equity derivatives.  SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003.  The Company will adopt the provisions of SFAS No. 150 on July 1, 2003.  The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its results of operations or financial position.

14.

SUBSEQUENT EVENTS

Subsequent to December 31, 2003:

(a)

651,000 purchase warrants were exercised at prices ranging from Cdn$0.75 to Cdn$1.50 per common share and 490,000 stock options were exercised at prices ranging from Cdn$1.30 to Cdn$2.60 per common share for proceeds of Cdn$1,747.  In addition, 300,000 stock options were granted to an officer of the Company at a price of Cdn$3.15 per common share, expiring on March 11, 2009.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except per share amounts)

14.

SUBSEQUENT EVENTS (continued)

(b)

The Company entered into a $24,500 term loan facility with the Bayerische Hypo-und Vereinsbank (“HVB”).  The proceeds from the term loan were used to pay the balance of the deferred portion of the purchase price payable to Rio Algom of $25,000 (Note 7).  The HVB term loan facility has a 4 ½ year term at U.S. dollar LIBOR plus 3.5% per annum for the first three years of the facility and U.S. dollar LIBOR plus 4.0% per annum thereafter.  In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB.  The warrants have a three-year term and are exercisable at a price of Cdn$4.74 to acquire one common share of the Company.  Mandatory principal repayments are due as follows:

Date	Principal Repayment
December 31, 2004	$ 2,500
June 30, 2005	$ 2,500
December 31, 2005	$ 3,000
June 30, 2006	$ 5,000
December 31, 2006	$ 5,000
June 30, 2007	$ 1,000
December 31, 2007	$ 2,750
June 30, 2008	$ 2,750
$ 24,500

The Company may make prepayments in multiples of $1,000.  Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter.  The loan is secured by the security agreements and shares owned in the Company's direct and indirect interest in Alumbrera.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of the financial position and operating results of the Company for the years ended December 31, 2003 and 2002 should be read in conjunction with the Consolidated Financial Statements and accompanying Notes, which have been prepared in accordance with generally accepted accounting principles in Canada. The Company also provides a reconciliation of these financial statements to accounting principles generally accepted in the United States, as described in Note 13 of the Consolidated Financial Statements.  All monetary amounts are in United States dollars unless otherwise noted.

The Management's Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 as amended.  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of gold and copper, variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks associated with mining, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, and other factors discussed under “Risk Factors”.

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. The effective date of this MD&A is April 20, 2004.

In 2003, the Company adopted the United States dollar as its functional and reporting currency.  The effect of this change is discussed under “Critical Accounting Policies”.

Overview of Major Milestones

Following a successful corporate restructuring, which concluded in 2002, the Company completed two major acquisitions during 2003 and achieved a number of other milestones, enabling it to advance from a junior explorer to a mid-tier copper and gold company generating substantial positive cash flows and holding significant long-term reserves:

  In May 2003, the Company completed its acquisition from BHP Minerals International Exploration Inc. (“BHP Billiton”) of BHP Billiton's 72% interest in the Agua Rica deposit in Argentina for $12,600,000, giving the Company 100% ownership and control of a defined copper-gold-molybdenum deposit.  Following the initial payment of $3,600,000 on closing, the remaining $9,000,000 is due in May 2005 and carries no interest.

  In June 2003, the Company completed its acquisition of a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina for $88,600,000, plus acquisition costs of $2,914,000.  Alumbrera is one of the lowest cost producers of copper in the world, net of gold by-products, and generates strong current cash flow.

  In June 2003, the Company completed a name change from Northern Orion Explorations Ltd., to Northern Orion Resources Inc. (“Northern Orion”), in conjunction with a share consolidation whereby the Company's shares were consolidated on a ten old for one new share basis.

  The acquisition of Alumbrera was financed through the issuance of 81,040,308 special warrants at a unit price of Cdn.$1.30 each, for net proceeds of $70,576,000 and the issuance of two promissory notes totalling $28,600,000 to BHP Billiton.  Each special warrant unit consisted of one common share and one half warrant, each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn.$2.00 per share until May 29, 2008.  The 40,520,155 warrants trade on the Toronto Stock Exchange under the symbol NNO.WT.

  In November 2003, the Company received a cash distribution from Alumbrera of $7,491,000, from which $3,600,000 of the initial promissory notes was repaid to BHP Billiton.

  In March 2004, the Company entered into a $24.5 million term loan facility with Bayerische Hypo-und Vereinsbank (“HVB”).  The proceeds from the term loan were used to pay the balance of the $25 million promissory notes payable on Alumbrera to BHP Billiton.

  On April 8, 2004, the Company's common shares were listed on the American Stock Exchange (“AMEX”) under the symbol NTO.

Results of Operations

The following table sets forth selected consolidated financial information for the last three completed fiscal years (in thousands of U.S. dollars, except per share amounts):

	As at or for the year ended December 31
	2003	2002	2001
Equity earnings of Alumbrera	10,562	-	-
Earnings (loss)	2,356	(1,269)	(882)
Earnings (loss) per share - basic	0.04	(0.08)	(0.08)
Earnings (loss) per share - diluted	0.04	(0.08)	(0.08)
Total assets	182,287	53,391	52,748
Long-term debt	33,583	-	-
Shareholders' equity	128,781	37,567	32,560

The following table sets forth selected results of operations for the last eight quarters ended December 31, 2003 (in thousands of U.S. dollars, except per share amounts):

	Quarter ended				Year ended
2003	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31

Equity earnings of Alumbrera	-	288	2,793	7,481	10,562
Expenses	836	1,855	1,480	4,035	8,206
Earnings (loss)	(836)	(1,566)	1,312	3,446	2,356
Earnings (loss) per share - basic	(0.04)	(0.07)	0.02	0.03	0.04
Earnings (loss) per share - diluted	(0.04)	(0.07)	0.02	0.02	0.04

	Quarter ended				Year ended
2002	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31

Equity earnings of Alumbrera	-	-	-	-	-
Expenses	298	266	441	264	1,269
Earnings (loss)	(298)	(266)	(441)	(264)	(1,269)
Earnings (loss) per share - basic and diluted	(0.03)	(0.02)	(0.03)	(0.01)	(0.08)

Year ended December 31, 2003 compared to the year ended December 31, 2002

On June 24, 2003, the Company completed the acquisition of a 12.5% indirect interest in the Alumbrera Mine in Argentina for $88,600,000, plus acquisition costs of $2,914,000.  As a result of this transaction, the Company has realized equity in earnings from copper and gold production of $10,562,000 for the period from acquisition to December 31, 2003.  During this period, the Company's share of earnings before depletion, depreciation, amortization and tax provision was $23,625,000 and its share of sales was 45,000 ounces of gold and 28,998,000 pounds of copper.  Average realized copper price per pound was $0.85, with total cash cost per pound of $0.02, and average realized gold price per ounce was $371.  There is no comparative income for 2002.

On a consolidated basis, the Company recorded net earnings of $2,356,000 or $0.04 per share in 2003, compared to a net loss of $1,269,000 or $0.08 per share in 2002.  Major factors contributing to the net earnings in 2003 include equity in earnings of Alumbrera of $10,562,000 offset primarily by a non-cash charge for stock-based compensation of $5,043,000 in 2003.

Professional and consulting costs comprise management fees paid to officers and directors of the Company, and fees paid to investor relations consulting firms.  Included in these costs are fees paid to external consultants as part of the Company's review of potential mineral property acquisitions.  These costs increased from $558,000 in 2002 to $1,743,000 in 2003 primarily as a result of the establishment of a new management team in late 2002 to commence the restructuring and transformation of the Company from junior exploration to mid-tier producer status.  As a result of the successful transformation of the Company as well as various fund-raising activities, investor relations activities were expanded to improve the Company's visibility and liquidity in the marketplace and to increase its shareholder base.

Office and administration costs increased from $355,000 in 2002 to $812,000 in 2003 as a result of an increase in the level of corporate activities in 2003.  Included in these fees are costs paid for head office administration, legal, accounting and administration of certain Argentinean subsidiaries, as well as travel costs incurred by directors and officers of the Company.  Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs.

Stock-based compensation rose from $20,000 in 2002 to $5,043,000 in 2003, as a result of the granting of options to directors, officers, and employees of the Company.  Stock-based compensation of $593,000 has been capitalized to the Agua Rica property and is included in geological expense.  The Company measures stock-based compensation using a fair value method, which involves an option-pricing model.

Severance and restructuring costs decreased from $350,000 in 2002 to $97,000 in 2003, as most of the restructuring of the Company with respect to settlement of debts to Miramar Mining Corporation (see Contractual Obligations) and management changes was completed in July 2002.

Interest revenue of $438,000 was recorded in 2003, compared to $13,000 in 2002.  The increase is due to the higher cash balances held by the Company throughout 2003 as compared to 2002.

Interest and finance charges of $513,000 relating to the Alumbrera financing have been expensed in 2003 with no comparative expense in 2002.  Interest and finance charges of $621,000 relating to the convertible debentures and long-term debt have been capitalized to the Agua Rica Project.

Three months ended December 31, 2003 compared to three months ended December 31, 2002

The Company recorded net earnings of $3,445,000 or $0.03 per share in the three months ended December 31, 2003 (“Q4 2003”), compared to a loss of $264,000 or $0.01 per share in the three months ended December 31, 2002 (“Q4 2002”).

The Company recorded equity in earnings of Alumbrera of $7,481,000 in Q4 2003.  There is no comparative income for 2002.  In Q4 2003, the Company's share of earnings before depletion, depreciation, amortization and tax provision was $14,989,000 and its share of sales was 25,300 ounces of gold and 15,699,000 pounds of copper.  Average realized copper price per pound during this period was $0.91, with total cash cost per pound of minus $0.049, and average realized gold price per ounce was $379.  There is no comparative income for 2002.

Total expenses increased from $264,000 in Q4 2002 to $4,035,000 in Q4 2003 primarily as a result of higher professional and consulting fees and stock-based compensation in Q4 2003.  Professional and consulting increased from $151,000 in Q4 2002 to $600,000 in Q4 2003, due to increased management fees paid to senior officers of the Company and a higher level of investor relations activities compared to the prior year.  Stock-based compensation of $2,426,000 was expensed in Q4 2003 compared with $20,000 in Q4 2002.  The increase over Q4 2002 is a result of the decision in December 2003 to eliminate vesting periods for stock options.

Liquidity and Capital Resources

At December 31, 2003, Northern Orion had working capital of $10,756,000 (December 31, 2002 - $323,000) and cash and cash equivalents of $11,387,000 (December 31, 2002 - $342,000).  During the year ended December 31, 2003, the increase in the cash balances was provided by the Company's operating and financing activities.  Cash was used on investing activities.

Operating activities provided cash of $5,777,000 during 2003.  This was mainly derived from a cash distribution of $7,491,000 from Alumbrera and offset primarily by professional and consulting expenses of $1,743,000.  Investing activities totalled $67,137,000 in 2003 and consisted mainly of the acquisition of an indirect 12.5% interest in the Bajo de la Alumbrera copper-gold mine in Argentina and the acquisition of the remaining 72% interest of the Agua Rica project held by Rio Algom Limited.

Financing activities generated cash of $72,405,000 during 2003, the majority of which was through two equity financings, as described below.

At December 31, 2003, total assets increased to $182,287,000 from $53,391,000 at December 31, 2002, primarily due to the two acquisitions described below.

Alumbrera

On April 3, 2003, the Company entered into an agreement with Rio Algom Ltd. (“Rio Algom”), a subsidiary of BHP Billiton Ltd., (“BHP Billiton”) to acquire BHP Billiton's 12.5% interest in Alumbrera.

The Alumbrera Mine is a large-scale open pit gold-copper mine located in northwest Argentina at an elevation of 1,600 metres above sea level. It is located 34 kilometres west of the Company's Agua Rica project.  The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for throughput of 80,000 tonnes per day, the mine produced 600,000 ounces of gold and 162,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001.  Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper.  Alumbrera is one of the lowest cost producers of copper in the world, net of gold credits.

The purchase price for Alumbrera was $88,600,000, plus acquisition costs of $2,914,000.  $28,600,000 of the purchase price was deferred by Rio Algom until May 30, 2005.  The first $25,000,000 of the deferred payment bears interest of 3-month LIBOR plus 2%.  The balance of the deferred amount of $3,600,000 carried an interest rate of 3-month LIBOR plus 5%.  This balance was repaid in November 2003 when the Company received a cash distribution $7,491,000 from the Alumbrera Mine.

The remaining $60,000,000 of the purchase price of Alumbrera was financed through the issuance of 81,040,308 special warrants at a price of Cdn.$1.30 each, for net proceeds of $70,576,000.  On July 25, 2003, a final prospectus qualified the distribution of 81,040,308 common shares and 40,520,155 common share purchase warrants on conversion of the special warrants financing.  Each whole warrant entitles the holder thereof to acquire one common share in the capital of the Company at a price of Cdn.$2.00 per share until May 29, 2008.  Trading in the warrants commenced on August 7, 2003, on the Toronto Stock Exchange under the symbol NNO.WT.

In March 2004, the Company entered into a $24,500,000 term loan facility with the Bayerische Hypo-und Vereinsbank (“HVB”).  The proceeds from the term loan were used to pay the balance of the deferred portion of the purchase price payable to Rio Algom of $25,000,000.  The details of this loan are described under “Contractual Obligations”.

Agua Rica

The Agua Rica project was held between the Company and BHP Billiton until the Company's acquisition of BHP Billiton's 72% interest on May 8, 2003, and was the Company's primary asset until the acquisition of Alumbrera.  Agua Rica is a world-class copper-gold-molybdenum porphyry deposit covering an area of about 13.5 square kilometres and is located in Catamarca Province, Argentina.  The project is about 34 kilometres east of the Alumbrera copper-gold mine.

On April 23, 2003, the Company entered into a definitive agreement with BHP Billiton to purchase BHP Billiton's approximate 72% interest in the Agua Rica project for consideration of $12,600,000 of which BHP Billiton agreed to defer $9,000,000 (the “Deferred Payment”) without interest until June 30, 2005.  The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.  The acquisition transaction closed on May 8, 2003.

At the time of acquisition, the Company entered into an agreement with Endeavour Mining Capital Corp. (“Endeavour Mining”) whereby Endeavour Mining agreed to provide a convertible loan (the “Loan”) of $3,000,000 to fund a portion of the initial payment required to be made to BHP Billiton.  The Loan was for a term of six months with an interest rate of 10% per annum.  The Company provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project.  Pursuant to the commitment letter, the Company issued to Endeavour Mining 300,000 warrants of the Company exercisable at a price of Cdn$1.50 to acquire one common share for two years from the date of issue.  Endeavour Mining received commitment and drawdown fees totalling $150,000 for entering into these arrangements.  The Company repaid the loan during 2003.

The Company has completed an independent review and National Instrument 43-101 evaluation of Agua Rica.

Other fund-raising activities and share transactions

During the year ended December 31, 2003, private placements of 3,495,000 units at Cdn.$1.00 per unit and 505,000 units at Cdn.$1.15 per unit for net proceeds of $2,558,000 were completed in addition to the special warrants financing.  Proceeds of these private placements were used for working capital and for the acquisition of the remaining 72% interest in the Agua Rica project from BHP Billiton.  Each unit in the private placements was comprised of one common share and one share purchase warrant exercisable to acquire one common share, at a price of Cdn.$1.30 per share until March 18, 2005.

In 2003, 2,096,000 share purchase warrants and 275,000 stock options were exercised at weighted average prices of Cdn.$1.63 and Cdn.$1.36 respectively, giving gross proceeds of $3,010,000.  Subsequent to December 31, 2003, a further 802,500 share purchase warrants and 490,000 stock options were exercised for gross proceeds of approximately $1,475,000.

In 2003, 148,148 common shares with a deemed value of Cdn.$1.35 each for a total of $144,000 were issued to two officers and directors of the Company for successful completion of the special warrant financing and the Alumbrera acquisition.   This is included in stock-based compensation.

At April 20, 2004, the Company had 107,712,048 common shares outstanding and the following share purchase warrants outstanding:

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
2,000,000	1.30	August 2, 2004
2,181,500	1.30	March 18, 2005
100,000	1.50	April 23, 2005
200,000	1.50	May 8, 2005
40,520,155 (1)	2.00	May 29, 3008
1,000,000	4.74	March 1, 2007
46,001,655

(1)  These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT

At April 20, 2004, the Company also had 8,535,000 stock options outstanding.  These options are exercisable at prices ranging from Cdn.$1.30 to Cdn.$3.15 per share and expiring mostly between 2008 and 2010.

At April 20, 2004, the Company also had 8,535,000 stock options outstanding.  These options are exercisable at prices ranging from Cdn.$1.30 to Cdn.$3.15 per share and expiring mostly between 2008 and 2010.

San Jorge Copper-Gold Project

The San Jorge project, located northwest of Mendoza in Argentina, consisting of mining concessions and staked claims, was sold during the year for $200,000 and 81,875 common shares at a deemed price of Cdn$1.60 per share for total consideration of $300,000.  The project had been previously written off to a carrying value of $nil in 2000.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.  Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

During 2002, the Company entered into an option agreement (the “Option Agreement”) with Newport Exploration Ltd. (“Newport”) whereby Newport may acquire an undivided 50% interest in the project.  The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. (“Mantua”), a wholly owned subsidiary of the Company.  Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to a Net Proceeds and Royalty Agreement (“Proceeds Interest”) with Miramar Mining Corporation (“Miramar”) (Reference is made to Note 5(b)(iv)) of the Consolidated Financial Statements.)  Newport was to assume and pay carrying costs relating to the Company's operating costs in Cuba up to a maximum of $20,000 per month and to complete a program, to a maximum of $750,000, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

To date, the Company has received no operating costs from Newport with respect to the project.  The Company has paid expenses relating to the project, which are included in mineral property interests, and an allowance for the receivable relating to the costs to be paid by Newport has been offset against the costs paid by the Company.  The Company is currently reviewing the status of the Mantua project.

Outlook

The acquisition of the 12.5% stake in the Alumbrera mine should provide the Company with cash flow over the next 8 years.  The acquisition of 100% of the Agua Rica project gives the Company ownership and control over a large advanced-stage copper-gold deposit that could have synergies with Alumbrera.

2004 will be the first full year in which the operations of Alumbrera will be integrated into the financial statements of Northern Orion.  Alumbrera is undertaking a reserve and mine plan review with increased metal pricing (previous modeling was done at $0.80/lb copper and $295/oz gold) with a target completion in July 2004.  As per the current life of mine plan, the Company expects production levels at Alumbrera to decrease slightly from 2003 to 2004 as a result of reduced grade, and then recover from 2005 onwards. The mine continues to run efficiently and anticipates the benefit of increased recovery once the flotation plant upgrade is completed in the second quarter of 2004.

The Company's earnings and cash flows are directly affected by market prices of copper and gold, and to a lesser extent, fluctuations in the U.S. dollar – Argentinean peso exchange rate (see Risk Factors).  The sensitivity of the Company's earnings to copper and gold prices is summarized below:

Earnings sensitivity

(based on annualized 2003 production and December 31, 2003 metal prices)

	Change	Impact on After-tax Earnings	Impact on Basic Earnings Per Share
Price of copper (per pound)	$0.10	$3,613,000	$0.035 per share
Price of gold (per ounce)	$20.00	$1,120,000	$0.01 per share

Note:

Each sensitivity assumes that other factors are held constant.  An Argentinean tax rate of 30% is used.  Per share numbers are based on106,419,548  common shares outstanding at December 31, 2003.

With respect to Agua Rica, the Company is investigating the construction of a 60,000 tonne-per-day mine and processing facility that would produce approximately 180,000 tonnes of copper annually, with associated gold and molybdenum by-products.

Through the balance of 2004 and beyond, the Company will be building upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  With the expected cash flow from Alumbrera, the Company believes that in order to achieve its goals, it must look to growth both by advancing its existing projects and by further acquisitions.  Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

The Company's existing cash resources and working capital are sufficient to fund its planned corporate activities and work plans at Agua Rica, and maintain its obligations including interest payment on the loans and notes outstanding.  Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for the next eight years that will more than provide the funds to repay all existing outstanding long-term debt as well as provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production.  However, given changing commodity prices and market conditions, the cash flows from Alumbrera may in fact prove not be sufficient to pay existing long-term debt in full, to advance any of the Company's projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  Over the long-term, the Company may still need to obtain additional funding for, or third party participation in, Agua Rica in order to bring it into production.   If required, the Company expects to obtain additional financing through external financing, either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica.  Insofar as factors beyond the Company's control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at December 31, 2003 (in thousands of U.S. dollars):

		Less than		More than
	Total	1 year	1-5 years	5 years
Long-term debt (1)	34,000	34,000	-	-
Asset retirement obligations	97	-	-	97
Royalty and net proceeds interest (2)	11,529	-	-	11,529
	45,626	34,000	-	11,626

(1)

In March 2004, the Company entered into a $24,500,000 term loan facility with the Bayerische Hypo-und Vereinsbank (“HVB”).  The proceeds from the term loan were used to pay the balance of the deferred portion of the purchase price payable to Rio Algom of $25,000,000.  The HVB term loan facility has a 4 ½ year term at U.S. dollar LIBOR plus 3.5% per annum for the first three years of the facility and U.S. dollar LIBOR plus 4.0% per annum thereafter.  In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB.  The warrants have a three-year term and are exercisable at a price of Cdn$4.74 to acquire one common share of the Company.  Mandatory principal repayments are due as follows:

Date	Principal Repayment
December 31, 2004	$ 2,500,000
June 30, 2005	$ 2,500,000
December 31, 2005	$ 3,000,000
June 30, 2006	$ 5,000,000
December 31, 2006	$ 5,000,000
June 30, 2007	$ 1,000,000
December 31, 2007	$ 2,750,000
June 30, 2008	$ 2,750,000
$ 24,500,000

The Company may make prepayments in multiples of $1,000,000.  Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter.  The loan is secured by the security agreements and shares owned in the Company's direct and indirect interest in Alumbrera.

(2)

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation (“Miramar”).  Under the agreement, the Company also issued a royalty and net proceeds interest (“Proceeds Interest”) of Cdn.$17,987,000.  The agreement was subsequently restructured and the maximum amount payable is Cdn.$15,000,000.  The agreement entitles Miramar to receive the economic equivalent of a 2.5% net smelter returns royalty on all production from the Company's mining properties held at the time of entering into the agreement, as amended, or 50% of the net proceeds of disposition of any interest in the Agua Rica or Mantua projects until the Proceeds Interest is paid.  The Proceeds Interest balance payable at December 31, 2003, is $11,529,000 (Cdn.$14,948,000) and is deducted from mineral property interests.

Related Party Transactions

The Company's Canadian executive officers and employees were engaged under contract with those officers' personal services companies in 2003.  The Company paid $923,000 for management fees and expenses to private companies controlled by officers and directors of the Company in 2003, compared to $387,000 in 2002.  In 2003, the Company also paid $147,000 in administrative fees to a private company with a director and officer in common with the Company, compared to $108,000 in 2002.

In 2003, a director and officer of the Company was appointed a director of Newport Exploration Ltd. (“Newport”), which entered into an option agreement with the Company whereby Newport may acquire an undivided 50% in the Mantua copper project, as described above in Liquidity and Capital Resources.  At December 31, 2003, the Company has a receivable of $189,000 from Newport pursuant to the terms of the option agreement, for costs incurred to June 30, 2003.  The Company has not accrued costs receivable from Newport for the three months ended December 31, 2003, as no funds have been received from Newport to date, and it is uncertain as to whether Newport will continue with the option agreement.  An allowance has been set up relating to the receivable from Newport and the costs have been capitalized to the Mantua mineral property.  The Company continues to fund the Mantua project.

Risk Factors

Risks associated with the mining industry

Northern Orion is engaged in the exploration, development and operation of mineral deposits.  These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.  The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management.  Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure.  In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take.  As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required.  It is not expected that such changes will have a material effect on the operations of Northern Orion.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  The Company does not maintain insurance against political or environmental risks.  Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company's securities.

Risks associated with financial markets

As the Company currently uses the U.S. dollar as its functional and reporting currency, fluctuations in exchange rates between the U.S. dollar and other currencies may affect the results of operations and financial position of the Company.

Operations at the Alumbrera Mine are predominately conducted in US dollars as the prices of copper and other metals are referenced in U.S. dollars.  However, local costs and expenses are primarily paid in Argentinean pesos.  The currency in Argentina had previously been fixed to the US dollar but was devalued in 2002.  Deterioration of the US dollar against the Argentinean peso will have an adverse effect on the earnings of Alumbrera.

Cuba has fixed its currency to the US dollar and the majority of the transactions in Cuba are in US dollars.   The Company's Cuban operations do not have a material effect on the Company's financial statements.

The Company has historically raised equity financings in Canadian dollars, and holds a significant amount of its cash resources in Canadian dollars.  At December 31, 2003, approximately 61% of the Company's cash and cash equivalent balance was held in Canadian dollars.  Fluctuations in the exchange rate between the Canadian and U.S. dollar may have a favourable or unfavourable impact on the Company's results of operations and financial condition.

Risks associated with the market for metals and minerals

Metals prices have a direct impact on Alumbrera's earnings and the commercial viability of Northern Orion's other mineral properties and are subject to volatile price fluctuations.  Price volatility result from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the U.S. dollar and other currencies, interest rates, and inflation.  Northern Orion's earnings are particularly sensitive to copper price fluctuations, and to a lesser extent, gold prices.  While prices for copper and gold have increased significantly since the start of 2003, there is no assurance that this trend will continue or that current prices will sustain.

Risks associated with foreign operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments.  Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Critical Accounting Policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain.  A summary of the Company's significant accounting policies is set forth in Note 2 of the consolidated financial statements for the year ended December 31, 2003.

In 2003, the Company determined that, due to the major acquisitions that occurred during the year, the functional currency of the Company had changed to the U.S. dollar and that would have a significant impact on the Company's Consolidated Financial Statements.  The following is a discussion of the change in reporting and functional currency, as well as the Company's critical accounting policies which include valuation of mineral property interests, plant and equipment, and equity investments.

Change in reporting and functional currency

Effective July 1, 2003, the Company changed its functional currency from the Canadian (“Cdn”) dollar to the United States (“U.S.”) dollar as a result of the Company's acquisition and interest in the Alumbrera Mine, which operates in an environment where the major currency is the U.S. dollar.  Additionally, the Company financed a major portion of the acquisition through U.S. denominated debt.  The Company also adopted the U.S. dollar as its reporting currency.  Prior to this change, the foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the year-end.  Non-monetary items are translated at historical exchange rates.  Revenues and expenses are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in income in the current year.

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method described above. The financial statements as at and for the six-month period ended June 30, 2003, were translated into U.S. dollars at U.S.$1.00 = Cdn$1.4015, being the exchange rate for the period for the income statements and at U.S.$1.00 = Cdn$1.3475, being the rate at June 30, 2003, for assets and liabilities.  The translated amount for monetary and non-monetary items at July 1, 2003, became the historical basis for subsequent periods.

The comparative numbers for the years ended December 31, 2002 and 2001, including supplementary information, were translated using the current method of translation.  Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for the year and assets and liabilities were translated at year-end rates.    All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders' equity.

Mineral property interests

Mineral resource properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis.  These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned.  A provision for site restoration costs is provided as necessary by a charge to earnings over the estimated remaining life of the resource properties.  Costs related to ongoing site restoration programs are expensed when incurred.

Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net recoverable amount as appropriate.  If impairment is determined to exist, the mineral property will be written down to its net recoverable value.  During 2002 and 2003, there was no indication of impairment.

The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof.  Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions.  However, it is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized mineral property interests carrying values.

Although the Company has taken steps to verify the title to mineral property interests in which it holds an interest, in accordance with industry standards for these properties, these procedures do not guarantee the Company's title to all claims.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Plant and equipment

Plant and equipment are recorded at cost including capitalized interest incurred during the construction phase.  Net operating costs, interest costs and financing costs incurred in the period preceding commercial production are capitalized.  Mine plant and equipment are depreciated using the straight-line and declining balance methods, as appropriate to the assets, over their estimated useful lives, not to exceed the estimated proven and probable ore reserves commencing with the attainment of commercial production.  Mining equipment and vehicles are depreciated over their estimated useful lives of five to fifteen years.  The Company has ceased depreciation of mining equipment and vehicles pending re-commencement of mining operations.  Maintenance costs incurred during this period are expensed against operations.

The Company periodically compares the carrying value of capital assets to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment.  Impairment in value would be indicated if the assets' carrying value exceeds the estimated recoverable amount.  During the periods covered by these consolidated financial statements there was no indication of impairment.

Equity investments and accounting for Alumbrera

The Company's investment in Bajo de la Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date.  Cash distributions received are credited to the investment account.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:    May 7, 2004

By:     /s/ David W. Cohen

      David W. Cohen

      President and Chief Executive Officer